UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2007

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Financial Highlights

Letter to Shareholders

Corporate Highlights

Telecom Division

Life Sciences & Industrial Division

Management's Discussion and Analysis

Management's Reports

Report of Independent Auditors

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Board of Directors

Management and Corporate Officers

Corporate Governance Practices

Glossary

Shareholder Information

Worldwide Offices

Cover Letter

Notice of Annual General Meeting of Shareholders

Form of Proxy

Managemennt Proxy Circular

In November 2007, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2007. At the same time, it also issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The annual report containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2007, a cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 28, 2007

Annual Report
2007

EXFO
Expertise Reaching Out

Mission Statement
EXFO’s mission is to be a world leader in telecommunications test and measurement equipment. This goal will be achieved through the pursuit of excellence and the full commitment of all our employees to exceed customer expectations with market-driven innovation setting the highest standards.

Corporate Profile
EXFO is a Tier-1 test and measurement expert in the global telecommunications industry, especially in the portable test market segment. Our Telecom Division, which represents about 85% of our business, offers a full range of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Our Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about our Telecom Division, visit www.EXFO.com, and for our Life Sciences and Industrial Division, visit www.EXFO-lifesciences.com.

Forward-looking statements
This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Trademarks and logos
EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols ® or ™ affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

Financial Highlights
(tabular amounts in thousands of US dollars, except per share data)

Consolidated Statements of Earnings Data	2007		2006		2005		2004		2003
Sales		$152,934		$128,253		$97,216		$74,630		$61,930
Gross margin		$87,798		$70,978		$53,157		$40,074		$25,733
		57.4%		55.3%		54.7%		53.7%		41.6%
Selling and administrative		$49,580		$40,298		$31,782		$25,890		$26,991
		32.4%		31.4%		32.7%		34.7%		43.6%
Net research and development		$16,668		$15,404		$12,190		$12,390		$15,879
		10.9%		12.0%		12.5%		16.6%		25.6%
Earnings (loss) from operations		$16,782		$8,062		$(199)		$(10,570)		$(39,584)
		11.0%		6.3%		(0.2)%		(14.1)%		(63.9)%
Net earnings (loss)		$42,275		$8,135		$(1,634)		$(8,424)		$(54,950)
See note (1) for selected informationincluded in net earnings (loss)		27.6%		6.3%		(1.7)%		(11.3)%		(88.7)%
Basic and diluted net earnings (loss) per share		$0.61		$0.12		$(0.02)		$(0.13)		$(0.87)

(1) Other Selected Information Included in Net Earnings (Loss)
Inventory write-offs	$	−	$	−	$	−	$	−		$4,121
R&D tax credits write-off (recovery)		$(3,162)	$	−	$	−	$	−		$2,297
Amortization of intangible assets		$2,864		$4,394		$4,836		$5,080		$5,676
Impairment of long-lived assets and goodwill	$	−		$604	$	−		$620		$7,427
Government grants		$(1,079)		$(1,307)	$	−	$	−		$(712)
Restructuring and other charges	$	−	$	−		$292		$1,729		$4,134
Stock-based compensation costs		$981		$1,032		$963		$449	$	−
Future income tax expense (recovery)		$(24,566)	$	−	$	−	$	−		$28,385

Consolidated Balance Sheets Data
Cash and short-term investments		$129,758		$111,290		$112,002		$89,128		$57,376
Working Capital		$180,440		$143,985		$135,288		$115,141		$77,408
Total assets		$279,138		$219,159		$190,957		$172,791		$146,254
Long-term debt (excluding current portion)	$	−		$354		$198		$332		$453
Shareholders’ equity		$250,165		$196,234		$173,400		$157,327		$129,826

Dear Shareholders,

Fiscal 2007 proved to be another good year with market-share gains for a 22nd consecutive reporting period, while being recognized with a fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for gains in optical testing. We delivered sales growth of 19.2% for record sales of $152.9 million in 2007, largely due to strong performances from our optical and protocol businesses and significant inroads into the Americas as well as Europe, Middle East, and Africa (EMEA) markets.

I am also quite pleased with our long-term profitability results, especially with how we coped with a 32.1% increase in the Canadian dollar in the last five fiscal years—certainly a major headwind. During that five-year period, our earnings growth exceeded sales growth each and every year and our gross margin improved annually as well. In 2007, more specifically, we increased our net earnings 78.8% year-over-year even if tax-related items are excluded.

All the credit for this success rests with our employees, whose commitment and passion to better serve our customers are essential to our profitable growth strategy. I remain confident that we can continue growing sales and earnings in the long term based on our strong positioning for key growth trends, our history of systematically gaining market share, our strong focus on execution and healthy balance sheet, as well as our global expansion plans for our sales, R&D and manufacturing operations.

Fiscal 2007 was a defining year on many levels for EXFO, as demonstrated by the following performance highlights:

Performance highlights

•	Increased sales 19.2% to a record high of $152.9 million
•	Delivered sales growth of 20.9% and 10.6% for our Telecom and Life Sciences & Industrial Divisions, respectively
•	Grew optical sales 19.9% and earned a fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing
•	Bolstered protocol sales 48.2% to an all-time high of $17.1 million
•	Posted a sales CAGR of 20.1% over the last 10 years
•	Improved GAAP net earnings to $42.3 million* compared to $8.1 million in 2006
•	Achieved 11.0% in GAAP earnings from operations (or 8.2% excluding a one-time R&D tax credit of $3.2 million and a government grant recovery of $1.1 million) vs. 6.3% in 2006
•	Generated a record high of $14.4 million in cash flows from operating activities
•	Derived 33.7% of sales from new products (on the market two years or less)

Numbers aside, I firmly believe that first-class companies keep fine-tuning their operations year after year. We did exactly that in 2007 by implementing numerous company-wide initiatives like global sourcing, enhanced product development processes and operational excellence. For example, we consolidated our telecom manufacturing operations at our headquarters in Quebec City, Canada and refocused our Concord, Canada and Montreal, Canada sites into R&D excellence centers. These concurrent moves should not only reduce manufacturing costs, but also increase R&D efficiency.

Report card for fiscal 2007
According to our annual practice of providing corporate performance objectives, we follow up with a summary of our results for fiscal 2007.

Sales growth. On the strength of a solid second half, we achieved annual sales growth of 19.2% in 2007, while our corporate metric was 20%. We generated significant sales growth in our optical (19.9%) and protocol (48.2%) businesses, while expanding our presence in critical geographic regions with annual growth of 18.7% in the Americas and 27.5% in EMEA. On the other hand, sales from our copper-access business and Asia-Pacific region fell short of our plans with respective sales increases of 15.5% (Consultronics contributed only seven months’ revenue in fiscal 2006) and 7.8% in 2007; targeted actions have been implemented to accelerate growth for these sectors in 2008. Our Telecom Division, which increased its sales by 20.9% year-over-year, grew substantially faster than the industry. Our Life Sciences and Industrial Division, meanwhile, posted year-over-year growth of 10.6%. Overall, net accepted orders increased 21.0% to $156.7 million in 2007 for a book-to-bill ratio of 1.02.

*
It should be noted that we recognized $24.6 million in previously unrecognized future income tax assets and $3.2 million in R&D tax credits in the fourth quarter of fiscal 2007. These tax-related items increased our GAAP net earnings in 2007. Excluding these unusual items, we still would have improved our net earnings by 78.8% year-over-year.

FY 2007 Corporate Performance Results
Goal	Metric	Result
Increase sales through market-share gains	20% sales growth year-over-year	19.2% sales growth year-over-year
Maximize profitability	GAAP earnings from operations of 7%	GAAP earnings from operations of 11%*
Focus on innovation	35% of sales from new products	33.7% of sales from new products
* 8.2% excluding $3.2 million in recognition of previously unrecognized R&D tax credits and $1.1 million from a government grant recovery.

Profitability. We generated 11.0% in GAAP earnings from operations in 2007, while our published metric was 7%. Excluding $3.2 million in recognition of R&D tax credits and $1.1 million from a government grant recovery, our earnings from operations would have amounted to 8.2%. We surpassed our goal largely due to operational excellence and market-driven innovation that makes a difference to our customers. On the strength of higher sales volume, cost-effective product designs and increased sales of software-intensive protocol test solutions, we raised our gross margin by 210 basis points to 57.4% in 2007. Had it not been for a 32.1% increase in the value of the Canadian dollar versus the US dollar in the last five fiscal years, we already would have reached our gross margin target of 60%.

Innovation. Sales from new products (on the market two years or less) accounted for 33.7% of total sales in 2007 versus our stated goal of 35%. The ongoing success of several solutions that have passed the two-year threshold, such as our FOT-930 MaxTester and PPM-350B PON Power Meter, lowered this ratio significantly, as these products continue to generate significant sales. Nevertheless, I cannot be displeased with roughly a third of our sales coming from new products since this figure remains well above industry levels.

Eyeing the future
Looking ahead to 2008 and beyond, we have never been so well positioned for long-term profitable growth. Our disciplined, market-driven product innovation process has placed us in the sweet spot for exploiting key growth trends in various end-markets. As well, strategic initiatives to expand our global presence and accelerate market development should increase our competitive advantages.

Key industry trends
The fundamentals of the telecom industry are fairly robust worldwide based upon exponential growth in bandwidth demand (CAGR of 45% from 2003-2006 for global Internet traffic, according to TeleGeography Research), intense competitive stakes between telecom operators and cable TV companies pushing massive network investments, and significant operational efficiencies and new-service revenues that fully converged IP networks can deliver.

On the access side, telecom operators are in the early stages of deploying fiber deeper into their access networks, and it is increasingly clear that fiber-to-the-home (FTTH) will become the network architecture of choice for years to come. The good news is that EXFO has established itself as the dominant player in the optical FTTx test market thanks to its market-driven innovation, customer intimacy and strategic R&D investments. We have continued to build on our leadership position with the recent launch of a modular, handheld multimedium test platform (AXS-200 SharpTESTER) for access networks. It demonstrates not only our commitment to this critical end-market, but also how we intend to successfully leverage our Consultronics acquisition. We will continue to expand our product line and market position in this segment in order to take advantage of telecom operators’ massive investments worldwide. They are focused on providing differentiated, revenue-generating services to consumers who are increasingly relying on telecom networks for their work, entertainment and everyday activities.

As bandwidth demand in access networks continues to explode, it is increasingly placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s SONET/SDH and 100 Gbit/s Ethernet, since these solutions are more economical than adding new fiber. Consequently, we will continue to expand our broad product portfolio to address these new high-end testing requirements. More specifically, we plan to leverage our technological and market leadership position in dispersion testing (PMD and CD) to fully take advantage of this transition occurring in core networks.

We will also continue to invest in our optical business, not only to defend but also expand our leadership position. We remain confident that we can keep gaining market share as demonstrated by our fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for highest market-share gains. Our estimated 25.5% market share in the portable optical instrumentation segment reflects market leadership, strong brand equity and customer satisfaction. As well, our combined optical and protocol test solutions, which leverage a large base of modular test platforms, are playing a major role in our long-term offense/defense market strategy.

Our protocol testing business also demonstrated significant progress with sales growth of 48.2% in 2007 on top of 81.5% in 2006. We will continue to leverage our strong customer relationships, brand name and more than 22,000 entrenched platforms to offer a highly beneficial value proposition to our customers. As telecom operators are increasingly transforming their networks to a more flexible and future-proof IP architecture, our protocol test solutions should continue to gain traction and enjoy strong growth for years to come. The performance of our portable transport and datacom test solutions is unmatched. We will continue to increase our competitive advantages as illustrated by the recent launch of our compact multiservice transport tester (FTB-8120NGE/8130NGE Power Blazer), boasting next-generation SONET/SDH and 1 and 10 Gigabit Ethernet technologies inside a single module.

Global expansion
We have long established ourselves as a global company. In 2007, 41% of our sales originated outside the Americas, and we will continue to add to our international sales force, bolster customer support worldwide and improve operational efficiencies. In recent months, we accelerated our global reach with major transformations in our manufacturing and R&D operations. Following a series of moves to increase manufacturing efficiency and reduce cost of goods sold, we opened our wholly owned telecom manufacturing facility in Shenzhen, China in September 2007. We had initially outsourced some higher-volume, lower-complexity products to a contract manufacturer in China. We believe this next step makes great economic sense for high-volume, low-complexity products. This long-term initiative will help us raise our gross margin above our 60% target, mitigate the negative impact of a strengthening Canadian dollar and render us more competitive in the marketplace.

We’re also expanding our global presence through our new R&D software development center in Pune, India. We had initially outsourced some software development to an Indian technology partner and then extended the scope by acquiring that partner to supplement our three R&D centers in Canada. We will continue expanding our R&D operations in India to fully benefit from a wealth of IP expertise, accelerate product development—especially for our software-intensive protocol test solutions—take advantage of a lower cost structure, and leverage business opportunities in this rapidly developing country. In the long run, this strategic action will enable us to remain ahead of the competition in the global marketplace.

Market development
From a market-development standpoint, we’re increasingly penetrating selected end-markets. We’re strategically focusing on a short list of countries and key accounts that potentially will increase market-share gains and maximize long-term growth. We’re also strengthening our brand-name recognition, better segmenting our end-markets and pursuing strategic opportunities more aggressively to optimize value creation. In addition, we have reinforced our sales management team with two seasoned Vice-Presidents—Americas and International—to drive market-share gains, improve access to markets and increase customer focus. Our three telecom business units, meanwhile, have been consolidated under a single Vice-President of Product Management and Marketing to increase our market focus, better leverage platform synergies and strengthen our brand name. Finally, we’re now relying on a full-time Vice-President of Corporate Development to accelerate value creation through acquisitions, partnerships and alliances.

Life sciences and industrial division
In terms of our Life Sciences and Industrial Division, our strategy to leverage telecom technologies into industrial and medical-device assembly and fluorescence microscopy markets continues to deliver solid results. We intend to maintain our focus on heightened precision and reliability requirements in these niche markets, while keeping operating costs to a minimum.

Against this backdrop, I am pleased to provide the following performance metrics for fiscal 2008. These are goals established by the Board of Directors for our management team and should not be misinterpreted as guidance.

Strategic objectives for fiscal 2008	Metrics
Increase sales through market-share gains	Grow revenues by 20% year-over-year
Maximize profitability	Generate 8% in GAAP earnings from operations
Focus on innovation	Derive 30% of sales from new products (on the market two years or less)

Wrap-up
I would like to extend my thanks to our Board for its invaluable counsel in 2007 and throughout the years. It’s a privilege to be surrounded by such a high-caliber group of directors, who are dedicated to the best interests of the company and its shareholders. As well, many thanks to our employees, who put their outstanding talent and effort to contribution every day to make a difference for our valued customers. A final thank-you goes out to you, our shareholders, for your continued support. We are honored to have gained your trust and are committed to keeping it—it’s not something that we take for granted. In short, my whole team and I are highly committed to EXFO, its customers and shareholders.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and Chief Executive Officer
November 5, 2007

Corporate Highlights– Fiscal 2007

August 2007
–	Posts record sales of $152.9 million and GAAP net earnings of $42.3 million
–	Completes fiscal 2007 with a total of 20 new products
–	Launches best-of-class OTDR for ultra-long-haul networks

June 2007
–	Releases network quality assurance system for triple-play IP services

April 2007
–	Introduces industry’s most powerful portable IPTV test set
–	Extends test capabilities of 10 Gigabit Ethernet test solution (FTB-8510G Packet Blazer™)

March 2007
–	Receives US patent for PON power meter technology
–	Launches E-Series OTDRs for access, metro and long-haul networks
–	Releases FastReporter software
–	Introduces NQMSfiber solution for monitoring optical networks

February 2007
–	Launches new variable optical attenuator for manufacturing environment
–	Introduces T-Carrier/PDH Transport Blazer test module
–	Releases IPTV quality-of-service test capabilities for Packet Blazer Ethernet line

January 2007
–	Receives Growth Strategy Leadership Award for xDSL test market
–	Launches VDSL2 test solution for CoLT-450P
–	Releases enhanced Ethernet test module
–	Introduces upgraded optical transport network (OTN) test solution

November 2006
–	Launches compact 10 Gigabit Ethernet test solution
–	Releases advanced IPTV software package for CoLT-450P

October 2006
–	Introduces new functionality for carrier-grade Ethernet testing

September 2006
–	Secures network quality assurance agreements with two carriers
–	Launches next-generation Cable and Component Assembly Test System
–	Introduces FiberFinder for identifying live and dark fibers

Telecom Division

Putting complex networks to the test
Network complexity and new telecom technologies are EXFO’s best friends. Network service providers (NSPs) are continually turning to us to resolve their new testing issues and assure network integrity as technological disruptions take place across their next-generation networks. Consider the explosive demand for bandwidth in access networks. Consumers are increasingly downloading music over the Internet, playing video games online, renting movies through video-on-demand, and jumping at opportunities to access new IP services for business, entertainment or everyday applications. New services like Internet protocol television (IPTV) and high-definition television (HDTV) are in their early deployment phases, but they will consume plenty of bandwidth. All these bandwidth-hungry applications are prompting NSPs to install new hybrid architectures like fiber-to-the-curb (FTTC) and fiber-to-the-node (FTTN), in which fiber is brought close to the home, while the existing copper plant is leveraged through the use of ADSL2+ or standards-based VDSL2 technologies. Even better, some leading-edge NSPs are looking to passive optical network (PON)-based, fiber-to-the-home (FTTH) solutions in which unlimited bandwidth renders their networks virtually future-proof. Clearly, these rollouts must be tested during deployment, service activation and maintenance phases to assure quality of experience (QoE) and minimize customer churn.

EXFO has grown to become THE recognized expert and partner of choice in the optical test business over the past 22 years. For example, we worked closely with a Tier-1 NSP to develop test solutions for its major FTTH initiative, resulting in a strong first-mover advantage in this high-growth market segment. In fiscal 2007, we consolidated our competitive advantage with the launch of our E-Series OTDRs for characterizing access, metro and long-haul networks and received a US patent for our PON power meter supporting BPON, GPON and EPON technologies. We also introduced FiberFinder, a handy instrument designed for the safe and efficient management of live and dark fibers in patch panels and central offices. Finally, we released a next-generation cable assembly and component test system for the production testing of short fiber assemblies and FTTx components.

Four years and counting
Gaining market share has become second nature at EXFO. We were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fourth consecutive year in 2007. The award is presented annually to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous calendar year. Frost & Sullivan, a leading market research firm in the telecom test and measurement industry, reported that we increased our overall market share from 11.0% in 2005 to 12.7% in 2006 for third place overall in the global FOTE market. Based on this market data, we improved our leadership position in the portable installation and maintenance test market from an estimated 23.0% in 2005 to 25.5% in 2006.

EXFO made significant inroads in the handheld optical time-domain reflectometry (OTDR) market segment with year-over-year growth of 39.0% in 2006, according to Frost & Sullivan. We also grew sales 26.1% year-over-year in the handheld optical spectrum analyzer (OSA) market segment and 10.4% in the handheld optical power meter segment. All told, we hold the No. 1 position in the handheld OTDR (26.2% market share), optical loss test set (57.9%), power meter (23.8%), light source (15.4%) and PMD (33.3%) segments. Accordingly, Frost & Sullivan handed us related Market Leadership Awards for the handheld OTDR and OLTS segments of the FOTE market.

Innovation lives here
Innovation means different things to different people. At EXFO, we tend to favor simple and pragmatic ideas, born from direct interaction with customers, as we pride ourselves on being very market-driven. Consider the onslaught of triple-play services in broadband access networks. After speaking with a number of NSPs about this new market reality, we came to the realization that they were looking for a simple, cost-effective solution that could test new services like IPTV and VoIP on both copper and optical links.

Enter the AXS-200 SharpTESTER, a multiservice, multimedium platform that characterizes and troubleshoots access networks. This modular handheld unit, which leverages leading-edge technology from our acquisition of Consultronics, can easily be configured for copper, DSL, triple-play, Ethernet or optical testing applications. The AXS-200 SharpTESTER, using a common Windows CE graphical user interface, boasts simple pass/fail displays and one-touch function buttons to enable quick and efficient service turn-ups. Best of all, its ease of use allows both entry-level and expert technicians to begin field-testing duties in no time.

Strong branding extends into protocol testing
Following more than three years of development efforts dedicated to next-generation, IP networks, EXFO now offers one of the most advanced lines of portable protocol test solutions for NSPs. Our strong brand name in optical testing, based on the strength of superior products and best-in-class customer support, has successfully carried over into the protocol testing market. As demonstrated by our 48.2% sales growth for protocol testing solutions in 2007, atop of 81.5% in 2006, we are clearly making significant market-share gains.

As NSPs are furiously rolling out voice, data and video services to increase revenue streams and lower operating costs, our focus on next-generation IP testing has provided us with a strong foothold in this large and fast-growing market. In 2007, we launched a powerful portable IPTV test set (FTB-8510B Packet Blazer) with a series of advanced features like 100-channel parallel monitoring capability and the support of ETSI TR 101 290 metrics as outlined by digital video broadcast measurement guidelines. Combined with the CoLT-450P DSL Triple-Play Test Set and AXS-200/620 Triple-Play Test Set for copper links, EXFO’s latest technology provides field technicians with the most effective tools to support IPTV service rollouts and troubleshooting activities from core to access networks.

Following the year-end, we released the most compact and feature-rich multiservice transport test solution on the market. The FTB-8120NGE and FTB-8130NGE Power Blazer test modules offer a full range of SONET/SDH, next-generation SONET/SDH and Ethernet testing capabilities within the FTB-200 Compact Platform and FTB-400 Universal Test System. The beauty of this concept is that it combines SONET/SDH and Ethernet testing inside a single module to characterize network elements like multiservice transport platforms (MSTPs) and reconfigurable optical add/drop multiplexers (ROADMs).

Rising stakes for network monitoring
As NSPs are under intense pressure to improve network reliability and reduce operating costs, they are increasingly looking for real-time 24/7 monitoring solutions. EXFO has responded to this growing market trend with the introduction of its NQMSfiber and NQMSpacket Network Quality Assurance Management Systems.

Leveraging best-in-class test modules like OTDRs and Ethernet testers (up to 10 Gbit/s) strategically placed along telecom networks, our central-office, rackmounted solutions remotely carry out automated, real-time, performance monitoring on various services and on the fiber itself. Given exceedingly high expectations for IPTV services, characterizing the user’s quality of experience is a sure-fire way to reduce customer churn and maximize profitability.

Life Sciences and Industrial Division

Miniaturization trend impacts niche markets
Cellular phones are shrinking for increased convenience. Medical devices are becoming more discreet than ever. Even circuit boards for automotive electronics are following suit to consume less space. Less is more in the life sciences and high-tech industrial assembly markets and EXFO is well attuned to this global miniaturization trend. Based on our long-standing experience in bonding tiny optical component parts, we have extended this expertise to become the global leader in light-based curing and precision assembly of medical, microelectronic and digital printing devices.

In fiscal 2007, we joined forces with a partner to deliver the most compact solution for the industrial printing industry. A high-powered fiber-optic light guide, coupled with our OmniCure 2000 system, is small enough to mount right next to a printhead. It pins, or partially cures, UV curable inks immediately after they are jetted for the sharpest image quality. But that’s merely one application among several in selected niche markets. Our ultraviolet/visible spot-curing products deliver precise doses of the appropriate spectral light onto photosensitive adhesives and other materials to significantly reduce curing time. A proprietary closed-loop feedback technology allows the user to select the required output levels, lock in the settings and continuously maintain them to ensure repeatable cures. Our state-of-the-art OmniCure Series 2000, based on 2000 hours of warranted lamp life, is a high-end automated system that can easily be controlled externally with a personal computer. It delivers stronger cures, heightened efficiency and reduced manufacturing costs for our customers.

X-Cite
The X-Cite series is a most appropriate name for our fluorescence illumination system. We took the fluorescence microscopy industry by storm barely a few years ago with a high-intensity light source—adapted from our light-based curing technology—that lasted three times longer than conventional illumination systems. We have since improved on that original product offering with the X-Cite 120 XL, a next-generation system delivering superior image quality and 2000 hours of lamp life. It lasts 60% longer than the previous model and up to 10 times longer than conventional systems.

The X-Cite 120 XL is a self-contained illumination unit separate from a microscope. A simple light guide attachment through patented coupling optics ensures a uniform field of view with no heat from the lamp being transferred to the sample under study. Most of the major microscope manufacturers around the world are reselling this innovative solution to their existing customers.

Burleigh
In the laboratory, miniaturization gives way to nanometer-scale precision. The extremely precise, fast and stable positioning provided by the Burleigh PCS-6000 Micromanipulators is derived from our proven expertise in piezoelectric technology (PZT). For patch-clamp applications, nothing is smoother than PZT travel. It delivers total control and maximum productivity. Our PZT systems and high-performance mounting solutions—combining stability with extremely smooth and predictable instrument motion—also enable grounding-breaking research in cell manipulation, electrophysiology and in-vitro fertilization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2005, 2006 and 2007, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.  Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of financial condition and results of operations is dated November 1, 2007.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, based upon exponential growth in bandwidth demand, intense competition – mainly in the United States – between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments, and significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. This trend is likely to remain steady, if not accelerate, with the upcoming anticipation and explosion of IPTV (Internet protocol television) and HD-IPTV (high-definition Internet protocol television), as this will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is  now clear that fiber-to-the-premises (FTTP) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the future to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of additional IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed faster. These decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying fiber-to-the-home (FTTH) has largely been falling over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly easier. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH and 100 Gbit/s Ethernet, because these solutions are expected to be significantly more economical, especially if one will be forced to dig trenches to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, the legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at public switched telephone network (PSTN) point-to-point voice transmission only. As a result, telcos are increasingly turning to more flexible and future-proof IP-based, next-generation networks to allow for more versatile and efficient transport of a new range of applications and services, and to offer customers higher-margin triple-play services while reducing their operating costs.

These market dynamics are expected to positively affect telecom test, measurement and monitoring companies in 2008 and beyond.

COMPANY OVERVIEW

EXFO is a test and measurement expert in the global telecommunications industry, especially in the portable test market segment. Our Telecom Division, which represents about 85% of our business, offers a full range of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Our Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector.

EXFO was founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

Over the past few years, we have enhanced our competitive position through acquisitions of copper/xDSL (digital subscriber line) and protocol test businesses. In January 2006, we acquired substantially all the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, and video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a provider of a comprehensive solution for broadband access and triple-play testing, since it complemented our market leadership in the optical FTTx test market.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with EXFO), a supplier of legacy protocol-testing and optical-network performance management equipment for NSPs. This transaction served as a technology base from which we gradually expanded toward next-generation test capabilities; by fully integrating this technology into our modular PC-based FTB and IQS test platforms, it has allowed us to offer unique combined optical and protocol test solutions inside a single test platform to help our customers increase, accelerate and simplify test procedures while reducing operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. As we expanded from optical testing into protocol testing applications, we more than doubled our addressable test market and started to offer a more complete line of test solutions to our customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001. We have since exited the optical component manufacturing automation business, and the operations of these two businesses have mostly been consolidated in Toronto, Canada to serve as our Life Sciences and industrial Division.

In fiscal 2007, we launched 20 new products, compared to 18 in 2006. Key product introductions included, among others, IPTV test capabilities for our Packet Blazer Ethernet product line; a standards-based very-high-speed digital subscriber line, version 2 (VDSL2) test module to characterize IPTV and high-definition television (HDTV) over copper access links; a 10 Gigabit Ethernet module for our FTB-200 Compact Platform; a multipurpose series of OTDRs for testing access, metro and long-haul networks; a next-generation cable assembly and component test system for production testing of short fiber assemblies and FTTx components, and the NQMS line of quality assurance systems for the real-time monitoring of packet signals as well as fiber links. Products on the market two years or less accounted for 33.7% of sales in fiscal 2007.

Subsequent to the year-end, we released three additional solutions, namely the AXS-200 SharpTESTER, a multiservice, multimedium test platform for characterizing and troubleshooting commercial and residential access networks; a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module; and a cost-effective handheld tester for the rapid installation and maintenance of asymmetric digital subscriber line ADSL/ADSL2/ADSL2+ services.

As well, Frost & Sullivan, a leading market research firm in the telecommunications test and measurement industry, named EXFO recipient of the Growth Strategy Leadership Award for the fourth consecutive year in the global fiber-optic test equipment (FOTE) market. According to Frost & Sullivan, EXFO generated the largest market-share gains in calendar 2006, moving from 11.0% in 2005 to 12.7% in 2006 for third place overall in the FOTE market. Based on this report, we estimate that we improved our leadership position in our core installation and maintenance world test market from 23.0% in 2005 to 25.5% in 2006.

In the third quarter of fiscal 2007, as part of ongoing efforts to improve our gross margin, we transferred the manufacturing activities of our protocol product line from Montreal, Canada, to our facilities in Quebec City, Canada. In the fourth quarter, we moved the manufacturing activities of our copper access product line from Concord, Canada, to Quebec City. Following the year-end, we opened our own telecom manufacturing facility in Shenzhen, China. Our plan is to maintain two main telecom manufacturing sites; low-volume, high-complexity products will be manufactured in Quebec City, whereas high-volume, low-complexity products will be manufactured in Shenzhen.

In the third quarter of fiscal 2007, we also began to establish a software development center in Pune, India, to supplement the research and development capabilities of our three Canadian centers. We expect this to enable us to benefit from a wealth of IP expertise in India, to accelerate product development ― especially for our software-intensive protocol test solutions ― to take advantage of a lower cost structure, and to leverage business opportunities in this rapidly developing country.

Overall for fiscal 2007, we increased sales 19.2% to $152.9 million from $128.3 million in 2006. GAAP net earnings reached $42.3 million, or $0.61 per diluted share, including $24.6 million in recognition of previously unrecognized future income taxes, $3.2 million in recognition of previously unrecognized research and development tax credits, $2.9 million in amortization of intangible assets, $1.1 million from a government grant recovery and $1.0 million in stock-based compensation costs. In 2006, GAAP net earnings totaled $8.1 million, or $0.12 per diluted share, including $4.4 million in amortization of intangible assets, $1.3 million from a government grant recovery, $604,000 for impairment of long-lived assets and $1.0 million in stock-based compensation costs.

Based on this sales and earnings data for fiscal 2007, we concluded that it was more likely than not that a portion of our future income tax assets, written off during the telecom downturn in 2003, would be recovered. As a result, we recognized $24.6 million in previously unrecognized income tax assets and $3.2 million in previously unrecognized research and development tax credits in the fourth quarter of 2007. These future income tax assets and tax credits relate to our operations in Canada and in the United States.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9,9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments, or future cash flows from operating activities to fund the repurchase of shares. The normal course issuer bid will start on November 8, 2007, and end on November 7, 2008, or an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time, without prior notice. All shares repurchased under the bid will be canceled.

Sales

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

Over the last three fiscal years, we had one customer that accounted for more than 10% of our global sales with 23.3%, 13.8% and 14.7% in fiscal 2005, 2006 and 2007, respectively. The significant sales concentration with this Tier-1 carrier in fiscal 2005 was largely due to our leadership position in the FTTx test market and to lower investments by most other carriers. This sales concentration significantly decreased in fiscal 2006 as we significantly increased our business with several other accounts around the globe. Although we maintained our leadership position with this customer, as it migrated to lower-priced test solutions, we reduced our customer concentration to a better level.

We believe that we have a vast array of products, a diversified customer base, and good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.

OUR STRATEGY

Strategic Objectives for Fiscal 2007

In our fiscal 2006 Annual Report, we had established three strategic objectives for fiscal 2007. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2007 and the results achieved for each of these objectives.

Increase sales through market-share gains

On the strength of a solid second half, we achieved annual sales growth of 19.2% in fiscal 2007, while our corporate metric was 20%. In fiscal 2007, we garnered significant year-over-year sales growth and market-share gains in our optical (19.9%) and protocol (48.2%) businesses, while expanding our presence in the critical geographic regions of the Americas (18.7% sales growth year-over-year) and Europe, Middle East and Africa (27.5% sales growth year-over-year). On the other hand, sales from our copper-access business and Asia-Pacific region fell short of our plans. Targeted actions have been implemented for fiscal 2008 and beyond to address these issues. Overall, in fiscal 2007, our Telecom Division, which increased its sales by 20.9% year-over-year, grew substantially faster than the industry.

Maximize profitability

We generated GAAP earnings from operations of 11.0% in fiscal 2007, while our published metric was 7%. Our GAAP earnings from operations in fiscal 2007 included $3.2 million for the one-time recognition of prior years’ non-refundable research and development tax credits and one-time grant revenue of $1.1 million. These items were not initially forecasted in our corporate metric. Consequently, excluding these one-time items, our earnings from operations would have amounted to 8.2%, well above our stated goal. We believe we surpassed our goal largely due to operational excellence and market-driven innovation that makes a difference for our customers.

Focus on innovation

Sales from new products (on the market two years or less) accounted for 33.7% of total sales in 2007, compared to our stated goal of 35%. The ongoing success of our FTTx products lowered this ratio to a considerable extent, since many of them have surpassed the two-year threshold for new products but continue to generate significant sales. Nevertheless, we cannot be displeased with approximately one-third of our sales from new products as this figure remains well above industry levels.

Strategic Objectives for Fiscal 2008

The fundamentals of the telecom industry are robust in the Americas and worldwide; this statement is based on exponential growth in bandwidth demand (45% from 2003 to 2006) for global Internet traffic; intense competitive stakes between telecom operators and cable companies, which drives massive network investments; and significant operational efficiencies and new service revenues that can be delivered by the increasing amount of fully converged IP networks.

As we remain committed to best practices in financial reporting, once again this year, we are providing our investors with our strategic objectives for fiscal 2008 along with key performance metrics. These are goals established for our management team and should not be misinterpreted as guidance. The strategic objectives for fiscal 2008 are the continuity of prior years. As always, we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth. In fiscal 2008, we intend to maintain our long-term focus on profitable growth by increasing sales in both divisions through market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

Increase sales through market-share gains

We plan on increasing sales with a 20% growth target for fiscal 2008. We believe that we can continue gaining market share based on our strong positioning for key growth trends, such as the deployment of fiber deeper into access networks and the migration of networks towards converged, IP architectures; our history of gaining market share as evidenced by four consecutive Growth Strategy Leadership Awards from Frost & Sullivan for largest market share gains in optical testing; strong focus on execution as demonstrated by a sales compound annual growth rate of 27.0% over the last three years and 20.1% over the last 10 years, as well as ongoing investments on global sales and marketing staff.

Maximize profitability

We intend to generate GAAP earnings from operations of 8% in 2008, even considering a moderate strengthening of the Canadian dollar and our global expansion plans. We seek to accomplish this through higher sales volumes enabling us to better absorb our fixed manufacturing costs, increased sales of higher-margin protocol test solutions, and a lower cost structure with some manufacturing and R&D activities being carried out in China and India, respectively.

Focus on innovation

We expect to derive at least 30% of sales from new products that have been on the market two years or less in fiscal 2008. It remains an aggressive target, since we are usually first to market with our new products to quickly capture market share. Consequently, just when our new products are receiving global market acceptance, they often cross the two-year threshold for new products. We believe this innovation metric is critical for us because it measures the effectiveness of our market-driven innovation program.

Key Performance Indicators

As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2008. They are summarized as follows:

Strategic objectives for fiscal 2008	Key performance indicators for fiscal 2008
Increase sales through market-share gains	20% sales growth year-over-year
Maximize profitability	8% in earnings from operations
Focus on innovation	30% of sales from new products (on the market two years or less)

Capability to Deliver Results

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, the allowance for doubtful accounts, the amount of tax credits recoverable, the reserve for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery) and no (or infrequent) software upgrades or enhancements are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed or determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

Allowance for doubtful accounts. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and development tax credits and government grants. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our research and development tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made.

Impairment of long-lived assets and goodwill. We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting-unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carryforward of unused tax losses and reductions, using substantively enacted or enacted income tax rates for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

New accounting standards and pronouncements to be adopted after fiscal 2007

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. Any adjustment to financial assets and liabilities as at September 1, 2007, will be reflected as an adjustment to retained earnings or accumulated other comprehensive income.  Section 3865 also does not permit restatement of prior year's financial statements.  Any gains or losses on hedge relationships that no longer qualify are to be reflected in retained earnings as at September 1, 2007. Any gains or losses of hedging instruments are adjusted to retained earnings or the component of accumulated other comprehensive income associated with the hedged items. We adopted these new standards on September 1, 2007, and impacts consistent with the adjustments described under note 20 items a) and c) to our consolidated financial statements included elsewhere in this Annual Report will affect our financial statements for fiscal 2008 and beyond.

In December 2006, the CICA issued three new Sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and are currently assessing the effects this new standard will have on our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2007	2006	2005	2007	2006	2005
Sales	$152,934	$128,253	$97,216	100.0%	100.0%	100.0%
Cost of sales (1)	65,136	57,275	44,059	42.6	44.7	45.3
Gross margin	87,798	70,978	53,157	57.4	55.3	54.7
Operating expenses
Selling and administrative	49,580	40,298	31,782	32.4	31.4	32.7
Net research and development (2)	16,668	15,404	12,190	10.9	12.0	12.5
Amortization of property, plant and equipment	2,983	3,523	4,256	1.9	2.7	4.4
Amortization of intangible assets	2,864	4,394	4,836	1.9	3.4	5.0
Impairment of long-lived assets	−	604	−	−	0.5	−
Government grants	(1,079)	(1,307)	−	(0.7)	(1.0)	−
Restructuring and other charges	−	−	292	−	−	0.3
Total operating expenses	71,016	62,916	53,356	46.4	49.0	54.9
Earnings (loss) from operations	16,782	8,062	(199)	11.0	6.3	(0.2)
Interest and other income	4,717	3,253	2,524	3.0	2.5	2.6
Foreign exchange loss	(49)	(595)	(1,336)	−	(0.5)	(1.4)
Earnings before income taxes	21,450	10,720	989	14.0	8.3	1.0
Income taxes
Current	3,741	2,585	2,623	2.4	2.0	2.7
Recognition of previously unrecognized future income tax assets	(24,566)	−	−	(16.0)	−	−
	(20,825)	2,585	2,623	(13.6)	2.0	2.7
Net earnings (loss) for the year	$42,275	$8,135	$(1,634)	27.6%	6.3%	(1.7)%
Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.02)

Segment information
Sales:
Telecom Division	$129,839	$107,376	$80,120	84.9%	83.7%	82.4%
Life Sciences and Industrial Division	23,095	20,877	17,096	15.1	16.3	17.6
	$152,934	$128,253	$97,216	100.0%	100.0%	100.0%
Earnings (loss) from operations:
Telecom Division	$13,132	$6,679	$763	8.6%	5.2%	0.8%
Life Sciences and Industrial Division	3,650	1,383	(962)	2.4	1.1	(1.0)
	$16,782	$8,062	$(199)	11.0%	6.3%	(0.2)%
Research and development data:
Gross research and development	$25,201	$19,488	$15,878	16.5%	15.2%	16.3%
Net research and development (2)	$16,668	$15,404	$12,190	10.9%	12.0%	12.5%

Consolidated balance sheets data:
Total assets	$279,138	$219,159	$190,957

(1) The cost of sales is exclusive of amortization, shown separately.
(2) Net research and development expenses for the year ended August 31, 2007, include recognition of previously unrecognized research and development tax credits of $3,162.

SALES

Fiscal 2007 vs. 2006

In fiscal 2007, our global sales increased 19.2% to $152.9 million from $128.3 million in 2006, with an 85%-15% split in favor of our Telecom Division (84%-16% in 2006).

Telecom Division

In fiscal 2007, sales of our Telecom Division increased 20.9% to $129.8 million from $107.4 million in 2006.

In fiscal 2007, we posted organic sales growth due to market-share gains in optical testing and next-generation IP test solutions and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In fiscal 2007, sales of our optical test solutions increased 19.9% to $102.1 million ($85.2 million in 2006), and we earned our fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing. Also, during fiscal 2007, protocol test solutions were our fastest-growing product line with a sales increase of 48.2% year-over-year as they reached $17.1 million, compared to $11.5 million in 2006. Also, in 2007, they represented more than 10% of our Telecom sales. Given the much larger addressable market for protocol test solutions and our very strong product offering – especially for next-generation IP-based test solutions – we believe that protocol revenues should continue to grow faster than our optical revenues over the next few years.

In addition, during fiscal 2007, sales of our copper-access test solutions increased 15.5% to $7.7 million, compared to $6.7 million in 2006. It should be noted however, that Consultronics (acquired in January 2006) contributed to our sales during the whole period compared to about seven months in 2006, which contributed to the increase in our sales year-over-year. This business unit did not perform as well as expected in 2007 as large-scale IPTV deployments have been delayed until calendar 2008. We expect sales of this sector to increase over time as we take advantage of a strengthening product offering, as our sales channels gain additional experience in this technology area, and as IPTV deployments accelerate. Following year-end, we launched new added-value products that integrate Consultronics’ core knowledge and intellectual property; namely, the AXS-200 SharpTESTER, a multiservice, multimedium test platform for characterizing and troubleshooting commercial and residential access networks. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States.

During fiscal 2007, we faced increased pricing pressure, especially in the Asia-Pacific region, which prevented us from further increasing our sales year-over-year.

Life Sciences and Industrial Division

In fiscal 2007, sales of our Life Sciences and Industrial Division increased 10.6% to $23.1 million from $20.9 million in 2006. The increase in sales in fiscal 2007, compared to 2006, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.

Net bookings

Overall, for the two divisions, net accepted orders increased 21.0% to $156.7 million in fiscal 2007 from $129.4 million in 2006, for a book-to-bill ratio of 1.02 in fiscal 2007. Our increase of 21.0% in net accepted orders in fiscal 2007, compared to 2006, reflects the increased demand for our test solutions (especially in the Americas and in the Europe, Middle East and Africa regions), market-share gains in the telecommunications and fluorescence illumination markets as well as stronger telecommunications and curing market environment.

Fiscal 2006 vs. 2005

In fiscal 2006, our global sales increased 31.9% to $128.3 million from $97.2 million in 2005, with an 84%-16% split in favor of our Telecom Division.

Telecom Division

In fiscal 2006, sales of our Telecom Division increased 34.0% to $107.4 million from $80.1 million in 2005.

In fiscal 2006, we leveraged our portfolio of new products and an increased demand for our test solutions, especially in Europe, Middle East and Africa and Asia-Pacific, to increase our year-over-year sales in our Telecom Division. We also consolidated our dominant FTTx market position in the Americas by enabling a Tier-1 carrier to migrate to less expensive test solutions. Although revenues were down at this customer year-over-year, we maintained our market share through the sales of cost-effective test solutions, such as our handheld AXS-100 OTDR, to help reduce cost of deployments. In addition, the positive spending environment, as well as the market share we gained in fiscal 2006 for our optical and protocol products, helped us increase our sales of that Division year-over-year. Also, Consultronics contributed about seven months to our Telecom Division, which had a positive impact on our consolidated sales during fiscal 2006. The results of Consultronics have been included in our consolidated statement of earnings since the closing of the acquisition on January 26, 2006. Finally, in fiscal 2006, our top customer accounted for 16.5% of our Telecom sales, compared to 28.2% of sales in 2005, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales of this Division would have increased 56.0% in fiscal 2006, compared to 2005.

Although, in the past few years, our market share in the protocol test market has been modest, our protocol-product results in the second half of fiscal 2006 accelerated substantially year-over-year, making this sector our fastest-growing line of business in 2006.

Life Sciences and Industrial Division

In fiscal 2006, sales of our Life Sciences and Industrial Division increased 22.1% to $20.9 million from $17.1 million in 2005. As for fiscal 2007, the increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.

Geographic distribution

Fiscal 2007 vs. 2006

In fiscal 2007, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 59%, 27% and 14% of global sales, respectively, compared to 60%, 25% and 15%, respectively in 2006.

In fiscal 2007, we reported sales increases in dollars in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 18.7%, 27.5% and 7.8% year-over-year, respectively.

In the Americas, the increase in sales in dollars in fiscal 2007, compared to the same period last year, comes from the United States and Canada, where we witnessed an increase in sales of our optical and protocol test solutions. In the United States, we continue leveraging our dominant FTTx market position to increase our sales. In addition, sales to our top customer, who is located in the United States, increased in dollars in fiscal 2007, compared to 2006. Sales to this customer represented $22.5 million, or 14.7% of global sales in 2007, compared to $17.7 million, or 13.8% of our global sales in 2006, representing an increase of 27.0% year-over-year. In Latin America, we reported a slight decrease in sales in fiscal 2007 compared to 2006.

The significant increase in sales in the EMEA market, in dollars, in fiscal 2007, compared to 2006, is apparent in the results for all our product lines, following our efforts to aggressively develop this market in the last several years and investment to increase our sales presence and develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are starting to see the impact of the introduction of some specific optical, protocol and life science and industrial products as we steadily increase our market presence in this growth region; this explains the increase in sales in this region in fiscal 2007, compared to the corresponding period last year. However, although we reported sales growth year-over-year in this region, we are facing significant competitive pricing pressure, which prevented us from reaching expected sales growth. In addition, a significant portion of our sales to this market are made through tenders, which vary in number and importance year-over-year.

Fiscal 2006 vs. 2005

During fiscal 2006, sales to the Americas, EMEA and APAC accounted for 60%, 25% and 15% of global sales, respectively, compared to 68%, 20% and 12%, respectively in 2005. Although our sales increased in dollars in every geographic area, we made greater progress in EMEA and APAC in fiscal 2006, compared to 2005, where we gained market share in both divisions. Global sales to these two markets increased 66.9% and 66.4%, respectively in fiscal 2006, compared to 2005. In comparison, our sales to the Americas increased 15.6% year-over-year.

The significant increase in sales in the EMEA market is mainly due to improved market penetration by both divisions, following our efforts to develop this market in the last several quarters. Namely, since the second quarter of fiscal 2006, we were selected as sole-source supplier by a Tier-1 network service provider for all its fiber deployment test applications – including FTTx – further increasing our sales to this market year-over-year.

Over the last several quarters, we strengthened our product offering in APAC, specifically by implementing a multi-tiered platform strategy to meet different customer demands and different price points and by expanding our sales and marketing activities in this region. Our increased focus on and interaction with this market, combined with our enhanced capability to win tenders (which may vary in number and importance) contributed to our growth in the APAC region.

In the Americas, sales to our top customer, who is located in the United States, decreased in fiscal 2006, compared to 2005, as it migrated to lower-priced test solutions, thus affecting our sales to the Americas year-over-year. However, we were able to leverage our customer base and increase our sales to this region in fiscal 2006, compared to 2005. Also, Consultronics, whose customers are mainly in the Americas, helped increase our sales to the Americas in fiscal 2006. In fact, excluding sales to our top customer, our sales to the Americas would have increased 35.1% year-over-year, which is quite remarkable considering that our end-markets increased in mid single digits in 2006.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During fiscal 2007, our top customer accounted for 14.7% ($22.5 million) of our global sales, and our top three customers accounted for 19.6% of our global sales. For the corresponding period last year, our top customer accounted for 13.8% ($17.7 million) of our global sales, and our top three customers accounted for 19.4% of our global sales.

GROSS MARGIN

Gross margin amounted to 57.4%, 55.3% and 54.7% of sales for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

Despite the increased strength of the Canadian dollar, compared to the US dollar in fiscal 2007 versus 2006 and the intense competitive pressure on selling prices that we faced in 2007, we were able to significantly increase our gross margin (2.1%) year-over-year.

This increase in our gross margin in fiscal 2007, compared to 2006 can be explained by several factors. First, the increase in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, sales of our protocol test solutions increased in dollar and as a percentage of sales year-over-year; this had a positive impact on our gross margin, as these products are more software-intensive and tend to have better gross margin than our optical test solutions. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Finally, our initiative to outsource the manufacturing of some product lines to China in fiscal 2007 helped us to improve our gross margin year-over-year.

However, as mentioned above, we are facing continued aggressive pricing pressure worldwide, which negatively affected the gross margin in fiscal 2007. In addition, in 2007, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin, as some cost of sales items are denominated in Canadian dollars. Furthermore, the transfer, in fiscal 2007, of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges, which negatively affected our gross margin during that period. Finally, in fiscal 2007, the setup of our own manufacturing activities in China (which will be operational in 2008) resulted in additional one-time costs in 2007, thus reducing the gross margin of that year. We believe these two initiatives should contribute to bring our gross margin close to 60%.

On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory, and, over the past few years, we experienced higher sales than expected on some product lines consuming such excess inventory. Consequently, we were able to reuse excess inventories that were written off following the telecom downturn in 2001 and 2002. Excess inventory reuse accounted for approximately $1.7 million, or 1.1% of sales in fiscal 2007, compared to approximately $1.2 million, or 0.9% of sales in 2006 and approximately $1.6 million, or 1.7% of sales in 2005. Inventory write-offs recorded during the telecom downturn were based on our best estimate at that time.

Fiscal 2006 vs. 2005

The increase in our gross margin in fiscal 2006, compared to 2005, can be explained by the following factors. First, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had focused our research and development efforts to simultaneously create lower cost of goods and the most advanced solutions. Second, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Also, we were able to reduce our cost of goods sold by better leveraging our supplier base. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales, in percentage of total sales, made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we faced aggressive pricing pressure worldwide. Furthermore, in fiscal 2006, we incurred one-time charges related to the integration of Consultronics manufacturing activities, which reduced our gross margin year-over-year. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

Outlook for Fiscal 2008

Considering the expected sales growth in fiscal 2008, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China (which we believe should lower our cost of goods over time), our tight control on operating costs, we expect our gross margin to improve in 2008 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China, and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2008.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $49.6 million, $40.3 million and $31.8 million for fiscal 2007, 2006 and 2005, respectively. As a percentage of sales, selling and administrative expenses amounted to 32.4%, 31.4% and 32.7% for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

In fiscal 2007, we continued intensifying our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including number of employees), compared to the corresponding period last year. In addition, our overall commission expenses increased in fiscal 2007, compared to the corresponding period last year, due to the increase in sales year-over-year and the shift in customer mix. In fact, in fiscal 2007, we had large orders sold directly to international customers for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price, which increased our selling expenses year-over-year, but had, to some extent, a positive impact on our gross margin. Furthermore, Consultronics, acquired in January 2006, contributed for the whole period to our selling and administrative expenses, compared to about seven months in 2006, thus increasing these expenses year-over-year.

Also, a stronger Canadian dollar on average for the period, compared to the US dollar during fiscal 2007 versus 2006, caused our selling and administrative expenses to increase year-over-year, as more than half of these expenses are denominated in Canadian dollars. In addition, the setup in 2007 of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

Finally, in fiscal 2007, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to the corresponding period last year. Larger commissions on international sales as well as our efforts to develop international markets and operations contributed to the increase in these expenses as a percentage of sales.

Fiscal 2006 vs. 2005

The increase in our selling and administrative expenses in dollars in fiscal 2006, compared to 2005, is mainly due to our decision to increase our sales activities worldwide. In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase. Finally, in fiscal 2006, Consultronics contributed about seven months to our selling and administrative expenses, increasing these expenses year-over-year.

Outlook for Fiscal 2008

For fiscal 2008, we expect our selling and administrative expenses to increase in dollars and range between 30% and 32% of sales. In particular, in fiscal 2008, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $25.2 million, $19.5 million and $15.9 million for fiscal 2007, 2006 and 2005, respectively. As a percentage of sales, gross research and development expenses amounted to 16.5%, 15.2% and 16.3% for fiscal 2007, 2006 and 2005, respectively, while net research and development expenses accounted for 10.9%, 12.0% and 12.5% of sales for these respective periods. Net research and development expenses for fiscal 2007 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million that were written off in fiscal 2003 following the downturn in the telecommunications industry; this explains the 2.1% year-over-year decrease in net research and development expenses as a percentage of sales.

Fiscal 2007 vs. 2006

In fiscal 2007, we intensified our research and development activities in both divisions, which resulted in higher gross research and development expenses, including additional employees, compared to 2006. In addition, in fiscal 2007, we subcontracted a larger portion of our research and development projects in Canada and India, compared to the corresponding period last year, which resulted in an increase in our gross research and development expenses year-over-year.

Furthermore, Consultronics contributed to our research and development expenses during the whole period this year, compared to about seven months in 2006, thus increasing these expenses year-over-year. Finally, in fiscal 2007, the increased strength of the Canadian dollar, on average, compared to the US dollar year-over-year, contributed to the increase in our gross research and development expenses, as most of these are denominated in Canadian dollars.

The above-mentioned factors explain the increase of our gross research and development expenses as a percentage of sales in fiscal 2007, compared to 2006.

Fiscal 2006 vs. 2005

The increase in our gross research and development expenses in dollars in fiscal 2006, compared to 2005, is due several reasons. First, in fiscal 2006, Consultronics contributed about seven months to our gross research and development expenses, which caused these expenses to increase year-over-year. In addition, in fiscal 2006, our gross research and development expenses were negatively affected by the increased strength of the Canadian dollar, compared to the US dollar year-over-year, as most of these expenses are incurred in Canadian dollars following the consolidation of most of our research and development activities in Canada. Finally, mix and timing of research and development projects in fiscal 2006 resulted in more gross research and development expenses during that year compared to 2005 for both divisions.

Tax credits and grants

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $8.5 million, $4.1 million and $3.7 million for fiscal 2007, 2006 and 2005, respectively. As percentage of gross research and development expenses, tax credits and grants amounted to 33.9%, 21.0% and 23.2% for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

During fiscal 2003, following the downturn in the telecommunications industry and after being in a cumulative loss position, we wrote off deferred non-refundable research and development tax credits of our parent company because it was more likely than not that these assets would not be realized.

In fiscal 2007, after reviewing both available positive and negative evidences, and because we were in a cumulative profit position in the parent company at the Canadian federal level, and also because we expect to generate sufficient taxable income in future years, we concluded that is was more likely than not that deferred non-refundable income tax credits of our parent company would be realized. Consequently, in fiscal 2007, we recorded previously unrecognized non-refundable research and development tax credits in the amount of $3.2 million, or 12.5% of gross research and development expenses. These non-refundable tax credits of $3.2 million recognized in fiscal 2007 can be carried forward against future years’ Canadian federal income taxes payable and expire between 2011 and 2014.

In addition to this one-time tax credit, our tax credits increased in dollars in fiscal 2007, compared to 2006 for several reasons. First, the increase in gross research and development expenses in Canada in 2007, compared to 2006, resulted in more expenses being eligible for tax credits as we were entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, resulted in higher tax credits since these credits are solely earned on research and development expenses incurred in Canada.

Also, due to the one-time recognition of non-refundable tax credits from prior years, our tax credits significantly increased as a percentage of gross research and development expense. Had prior years’ credits not been recognized, our tax credits would have been flat year-over-year as a percentage of gross research and development expenses, as we incurred most of our expenses in Canada and were entitled to same grant programs and tax credits.

Fiscal 2006 vs. 2005

The increase in our tax credits in dollars in fiscal 2006, compared to 2005, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were also entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, also resulted in higher tax credits since these credits are earned in Canada. However, our tax credits decreased as a percentage of gross research and development expense. In fact, following the acquisition of Consultronics, we incurred less gross expenses that were eligible for tax credits since a part of Consultronics research and development activities were held outside Canada and Quebec. In addition, the mix of research and development projects resulted in a lower proportion of expenses being eligible for tax credits in fiscal 2006, compared to 2005.

Outlook for Fiscal 2008

For fiscal 2008, we plan to increase our research and development expenses at about the same rate we grow our sales, given our focus on innovation, the addition of software features in our products, our desire to gain market shares and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world by establishing a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For fiscal 2007, amortization of property, plant and equipment was $3.0 million, compared to $3.5 million in 2006 and $4.3 million in 2005. The decrease in amortization expenses over the last two fiscal years, despite the increase in the strength of the Canadian dollar compared to the US dollar as well as the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our property, plant and equipment became fully amortized over the last three years.

Outlook for Fiscal 2008

For fiscal 2008, we expect the amortization of property, plant and equipment to increase in dollars due to the upgrade of our IT systems in fiscal 2008 and, more importantly, the startup of our own manufacturing and research and development facilities in China and India. Also, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $2.9 million, $4.4 million and $4.8 million for fiscal 2007, 2006 and 2005, respectively. The decrease in amortization expense in the last two fiscal years, despite the increased strength of the Canadian dollar compared to the US dollar and the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh, EXFO Photonics Solutions and EXFO Protocol.

Outlook for Fiscal 2008

For fiscal 2008, we expect the amortization of intangible assets to remain flat in dollars. This assumes no business combinations will be made during this period. Also, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of intangible assets to increase, as most of these are denominated in Canadian dollars.

IMPAIRMENT OF LONG-LIVED ASSETS

Fiscal 2006

In June 2006, we entered into an agreement to sell one of our buildings (located in Rochester, NY) along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price, which was received in November 2006. These assets were related to the Life Sciences and Industrial Division.

GOVERNMENT GRANTS

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CA$1.5 million (US$1.3 million) until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount we claimed under this program, a sum of CA$1.1 million (US$1.1 million) was deferred in the balance sheet until we received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted us with its final approval, and we recorded CA$1.1 million (US$1.1 million) in the earnings from operations in the statement of earnings of fiscal 2007.

As at August, 31, 2007, we were not part of any significant grant programs.

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $4.7 million, $3.3 million and $2.5 million for fiscal 2007, 2006 and 2005, respectively. The increase in our interest income in fiscal 2007, compared to 2006, is mainly due to the increase in interest rates year-over-year. Also, our average cash position increased in fiscal 2007 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

The increase in our interest income in fiscal 2006, compared to 2005, is also mainly due to the increase in interest rates year-over-year. In addition, despite the cash payment of $18.1 million for the acquisition of Consultronics in January 2006, our average cash position increased in fiscal 2006 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

Outlook for fiscal 2008

Assuming no acquisitions paid in cash are made in fiscal 2008 and stability in interest rates, we expect our interest income to slightly increase as our cash position should increase with expected cash flows from operating activities in fiscal 2008, compared to 2007.

FOREIGN EXCHANGE LOSS

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

The foreign exchange loss amounted to $49,000, $595,000 and $1.3 million in fiscal 2007, 2006 and 2005, respectively.

In fiscal 2007, the Canadian dollar fluctuated compared to the US dollar and overall, this resulted in a small exchange loss of $49,000.  During that period, we witnessed instability in the value of the Canadian dollar, compared to the US dollar. The average exchange rate was CA$1.1215 = US$1.00 in fiscal 2007, compared to a year-end exchange rate of CA$1.1066 = US$1.00 as at August 31, 2006 and CA$1.0564 = US$1.00 as at August 31, 2007.

The significant exchange losses recorded in fiscal 2005 and 2006 were the result of the significant increase in the value of the Canadian dollar, compared to the US dollar, during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005, compared to 2006, which resulted in a higher exchange loss in 2005. For instance, the year-end exchange rate was CA$1.3167 = US$1.00 in fiscal 2004, compared to CA$1.1889 = US$1.00 in 2005, representing an increase of 10.7% year-over-year. This compares to a year-end exchange rate of CA$1.1066 = US$1.00 in fiscal 2006, which resulted in an increase of 7.4%, compared to 2005. Also, the average exchange rate was CA$1.2315 = US$1.00 in fiscal 2005, compared to CA$1.1481 = US$1.00 in 2006. On the other hand, higher levels of activity in fiscal 2006, compared to 2005, contributed to the increase in exchange loss in 2006.

It should be noted that foreign exchange rate fluctuations also flow through the profit and loss line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

We recorded an income tax recovery of $20.8 million in fiscal 2007, compared to an income tax expense of $2.6 million in both fiscal 2006 and 2005.

During fiscal 2003, following the downturn in the telecommunications industry, we recorded a full valuation allowance against our future income tax assets in every applicable tax jurisdictions and we wrote-off non-refundable research and development tax credits because it was more likely than not that these assets would not be realized.

Fiscal 2007

Canadian federal and provinces level and United States federal level

During fiscal 2007, after reviewing both available positive and negative evidences, and because we were in a cumulative profit position in our parent company (Canadian federal and provinces level) and in one of our subsidiaries, located in the United States, and also because we expect to generate sufficient taxable income in future years, we concluded that it is was more likely than not that the future income tax assets of our parent company in Canada and a portion of our future income tax assets in the United States would be realized. Consequently, we recorded previously unrecognized future income tax assets in the amount of $24.6 million. From this amount, $16.2 million related to the Canadian federal level, $3.2 million related to the Canadian provinces level and $5.2 million related to the United States federal level.

In addition, from the global amount of future income tax assets recognized in fiscal 2007, $6.5 million relate to operating losses carried forward that expire as follows:

	Canada
Year of expiry	Federal	Provinces	United States

2008	$1,230,000	$869,000	$–
2009	2,845,000	162,000	–
2010	4,663,000	176,000	–
2014	93,000	2,000	–
2022	–	–	3,795,000
2023	–	–	1,671,000
Indefinite	–	–	7,474,000

	$8,831,000	$1,209,000	$12,940,000

In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $100 million in pretax earnings at the Canadian federal level, approximately $26 million at the Canadian provinces level, and approximately $15 million at the United States federal level.

Based on the existing and expected level of pretax earnings in these tax jurisdictions, we believe that we should be able to recover all these assets over the next six years. Historically, pretax earnings for financial reporting purposes have been close to taxable income in these tax jurisdictions, exclusive of any tax planning to generate additional taxable income.

Future income tax assets recognized in 2007 were recorded in the income tax provision.

United States federal level and other tax jurisdictions

In the United States (federal level), based on available positive and negative evidences as well as the level and the nature of cumulative profits, we maintained a valuation allowance of $7.6 million on a portion of our future income tax assets in this tax jurisdiction because it is more likely than not that these assets will not be recovered. These future income tax assets consist of operating losses carried forward; some of these losses expire between 2022 and 2026, while others can be carried forward indefinitely against future years’ taxable income.

In other tax jurisdictions where we have future income tax assets, we are still in a cumulative loss position and available negative evidences outweigh positive evidences. For these tax jurisdictions, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2007, the valuation recorded for these other tax jurisdictions amounted to $4.9 million and mainly relates to operating losses carried forward, which expire at various dates over the next 20 years.

Overall, we maintained a valuation allowance of $12.5 million as at August 31, 2007.

Except for the reversal of the valuation allowance in fiscal 2007, most of the income tax expenses recorded in fiscal 2005, 2006 and 2007, represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Please refer to note 16 of our consolidated financial statements included elsewhere in this Annual Report for more details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2007, cash and short-term investments increased to $129.8 million from $111.3 million in 2006, while our working capital was $180.4 million. During fiscal 2007, operating activities generated $14.4 million in cash. In addition, we recorded an unrealized foreign exchange gain of $5.8 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. Furthermore, net proceeds from disposal of capital assets of $3.1 million increased our cash position year-over-year. Finally, issuance of subordinate voting shares generated $802,000 in cash in fiscal 2007 following the exercise of stock options. On the other hand, we made cash payments of $5.6 million for the purchase of capital assets.

Our short-term investments consist of commercial paper issued by seven (nine as of August 31, 2006) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debt instruments are expected to be affected by a liquidity risk; 47% of them are guaranteed by the Government of Canada and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of the share repurchase program approved on November 5, 2007. In addition to these assets, we have unused available lines of credit of $12.0 million for working capital and other general corporate purposes and an unused line of credit of $11.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

The following table summarizes our commitments as at August 31, 2007:

Years ending August 31,	2008	2009	2010	2011	2012 and later	Total

Operating leases	$2,313,000	$2,164,000	$2,064,000	$1,145,000	$641,000	$8,327,000

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $14.4 million in fiscal 2007, compared to $12.3 million in 2006 and $14.0 million in 2005. Cash flows provided by operating activities in fiscal 2007 were mainly attributable to the net earnings after items not affecting cash of $24.6 million, less the negative net change in non-cash operating items of $10.1 million. Our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased in fiscal 2007, resulting in negative effects on cash flows of $5.5 million, $3.4 million and $5.5 million, respectively. However, our accounts payable and accrued liabilities increased during fiscal 2007, resulting in a positive effect on cash flows of $4.1 million. The increase in sales year-over-year explains the increase in accounts receivable. Also, one-time recognition of prior years’ non-refundable tax credits of $3.2 million explains most of the increase in our income taxes and tax credits recoverable year-over-year. Furthermore, increased sales activities in fiscal 2007 resulted in higher inventory levels in 2007 in order to sustain these additional sales activities. However, increased levels of activities in fiscal 2007, compared to 2006, resulted in an increase in our accounts payable and accrued liabilities year-over-year.

Cash flows provided by operating activities in fiscal 2006 were mainly attributable to the net earnings after items not affecting cash of $16.9 million, less the negative net change in non-cash operating items of $4.7 million. Our accounts receivable and our inventories increased in fiscal 2006, resulting in negative effects on cash flows of $2.6 million and $2.3 million, respectively. The increase in sales year-over-year explains the increase in accounts receivable. Also, larger sales activities in fiscal 2006 resulted in higher inventory levels in 2006 in order to sustain these increased sales activities.

Investing Activities

Cash flows used by investing activities were $16.1 million in fiscal 2007, compared to $13.2 million in 2006 and $13.0 million in 2005.

In fiscal 2007, we acquired $13.6 million worth of short-term investments and paid $5.6 million for the purchase of capital assets. On the other hand, in fiscal 2007, we received net proceeds of $3.1 million from the disposal of capital assets.

In fiscal 2006, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and the purchase of capital assets, respectively. In order to finance a part of these payments, we disposed of $8.3 million worth of short-term investments. We paid the remaining with cash flows from operating activities and cash on hand.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2007, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates:	Contractual amounts	Weighted average contractual forward rates

September 2007 to August 2008	$36,900,000	1.1295
September 2008 to December 2009	15,400,000	1.1199

As at August 31, 2007, the fair value of our forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to an unrecognized gain of $3.4 million ($5.5 million as at August 31, 2006).

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of our underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and two of our executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated. EXFO’s case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and plan to move for class certification again.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be negotiated. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2007.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at November 1, 2007, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 32,361,561 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,601,045 as at November 1, 2007. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 1, 2007:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	9%	$9.05
Board of Directors (five individuals)	194,375	10	6.23
Management and Corporate Officers (eight individuals)	212,139	11	14.49

	586,156	30%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	89,823	15%
Management and Corporate Officers (ten individuals)	292,442	48

	382,265	63%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	70,195	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2007, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. These off-balance sheet arrangements are respectively described in detail in notes 12 and 18 to our consolidated financial statements, included elsewhere in this Annual Report.

VARIABLE INTEREST ENTITY

As at August 31, 2007, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, namely the setup of manufacturing facilities in China and a software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, and the successful setup and activation of new operations in China and India.

Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by seven high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2007
Sales	$35,547	$35,207	$39,205	$42,975	$152,934
Cost of sales	$15,229	$14,970	$16,828	$18,109	$65,136
Gross margin	$20,318	$20,237	$22,377	$24,866	$87,798
Earnings from operations	$2,759	$2,081	$2,840	$9,102	$16,782
Net earnings	$3,533	$2,684	$2,574	$33,484	$42,275
Basic net earnings per share (1)	$0.05	$0.04	$0.04	$0.49	$0.61
Diluted net earnings per share	$0.05	$0.04	$0.04	$0.48	$0.61

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2006
Sales	$27,044	$30,066	$35,410	$35,733	$128,253
Cost of sales	$12,064	$13,440	$15,453	$16,318	$57,275
Gross margin	$14,980	$16,626	$19,957	$19,415	$70,978
Earnings from operations	$683	$1,408	$3,608	$2,363	$8,062
Net earnings	$355	$1,366	$3,504	$2,910	$8,135
Basic and diluted net earnings per share	$0.01	$0.02	$0.05	$0.04	$0.12

	1st quarter	2nd quarter		3rd quarter		4th quarter	Year ended August 31,
2005
Sales	$21,597		$23,135		$26,180	$26,304	$97,216
Cost of sales	$10,225		$10,431		$11,478	$11,925	$44,059
Gross margin	$11,372		$12,704		$14,702	$14,379	$53,157
Earnings (loss) from operations	$(1,337)		$(182)		$509	$811	$(199)
Net earnings (loss)	$(2,373)		$9		$276	$454	$(1,634)
Basic and diluted net earnings (loss) per share	$(0.03)	$	−	$	−	$0.01	$(0.02)

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information

Fourth-Quarter Results

In the fourth quarter of fiscal 2007, sales were $43.0 million, compared to $35.7 million for the same period last year. In fiscal 2007, we posted organic sales growth due to market-share gains in optical testing and next-generation IP test solutions and continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In 2007, we built on our dominant FTTx market position in the Americas by enabling carriers migrating to less expensive test solutions. Also, in fiscal 2007, sales of protocol test solutions significantly increased year-over-year making this sector our fastest-growing line of business in fiscal 2007. Finally, we gained market share in the fluorescence illumination market in fiscal 2007 and we increased our sales activities in the curing market year-over-year. However, sales of our copper-access product line decreased year-over-year. In fact, this business unit did not perform as well as expected in 2007. Large-scale IPTV deployments have been delayed until calendar 2008, which affected sales of this product line during the year.

In the fourth quarter of fiscal 2007, gross margin reached 57.9% of global sales, compared to 54.3% for the same period last year. The significant increase in global sales year-over-year, record-high sales of protocol test solutions, which tend to have better margins than optical ones, as well as reductions of cost of goods contributed to the year-over-year increase of the gross margin in the fourth quarter of fiscal 2007. However, increased pricing pressure as well as the increased strength of the Canadian dollar, compared to the US dollar, year-over-year, prevent us from further improving our gross margin.

In the fourth quarter of fiscal 2007, earnings from operations amounted to $9.1 million, compared to $2.4 million for the same period last year. Earnings from operations, in the fourth quarter of fiscal 2007 included $3.2 million from the recognition of prior years’ non-refundable research and development tax credits as well as one-time grant of $1.1 million. These two one-time items are responsible for a large portion of the year-over-year increase in earnings from operations in the fourth quarter of fiscal 2007. Increased sales and gross margin in the fourth quarter of fiscal 2007, compared to the same period last year further contributed to increase our earnings from operations year-over-year. However, the increased strength of the Canadian dollar, compared to the US dollar in the fourth quarter of fiscal 2007, versus the same period last year prevented us from further increasing our earnings from operations.

Net earnings amounted to $33.5 million or $0.48 per diluted share in the fourth quarter of fiscal 2007, compared to $2.9 million, or $0.04 per diluted share for the same period last year. In addition to other explanations above, in the fourth quarter of fiscal 2007, we recognized $24.6 million worth of future income tax assets for which a valuation allowance was established during the downturn in the telecommunications industry in 2003, which contributed to increase our net earnings year-over-year.

Management’s Reports

Responsibility for Financial Information

EXFO management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO’s policy is to maintain systems of internal accounting, and administrative and disclosure controls—reinforced by standards of conduct and ethics set out in written policies—to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Internal Control over Financial Reporting

EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial, reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as of August 31, 2007.

The company’s internal control over financial reporting as of August 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent auditors, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ Germain Lamonde	/s/ Pierre Plamondon
Germain Lamonde Chairman, President and CEO	Pierre Plamondon, CA Vice-President, Finance and Chief Financial Officer

Report of Independent Auditors

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as of August 31, 2007 and audits of its August 31, 2006 and August 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as of August 31, 2007 and 2006, and the related consolidated statements of earnings, retained earnings and contributed surplus and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited EXFO Electro-Optical Engineering Inc.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Quebec, Quebec, Canada
October 30, 2007, except as to note 21 which is as of November 5, 2007

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)
	As at August 31,

	2007	2006

Assets

Current assets
Cash	$5,541	$6,853
Short-term investments (notes 8 and 18)	124,217	104,437
Accounts receivable (notes 8 and 18)
Trade	26,699	20,891
Other (note 4)	2,479	2,792
Income taxes and tax credits recoverable (note 15)	6,310	2,201
Inventories (notes 5 and 8)	31,513	24,623
Prepaid expenses	1,391	1,404
Future income taxes (note 16)	7,609	−

	205,759	163,201

Income taxes recoverable	−	476

Property, plant and equipment (notes 6 and 8)	18,117	17,392

Intangible assets (notes 7 and 8)	9,628	10,948

Goodwill (note 7)	28,437	27,142

Future income taxes (note 16)	17,197	−

	$279,138	$219,159
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$22,721	$17,337
Deferred revenue	2,598	1,772
Current portion of long-term debt	−	107

	25,319	19,216

Deferred revenue	3,414	2,632

Government grants (note 15)	−	723

Long-term debt (note 10)	−	354

Future income taxes (note 16)	240	−

	28,973	22,925

Commitments (note 11)

Contingencies (note 12)

Shareholders’ equity

Share capital (note 13)	150,019	148,921
Contributed surplus	4,453	3,776
Retained earnings (note 13)	42,275	−
Cumulative translation adjustment	53,418	43,537

	250,165	196,234

	$279,138	$219,159

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Germain Lamonde	/s/André Tremblay
On behalf of the Board	Germain Lamonde	André Tremblay
Chairman, President and CEO	Chairman, Audit Committee

EXFO Electro-Optical Engineering Inc.
Consolidated Statement of Earnings

(in thousands of US dollars, except share and per share data)
	Years ended August 31,

	2007	2006	2005

Sales (note 19)	$152,934	$128,253	$97,216

Cost of sales (1,2)	65,136	57,275	44,059

Gross margin	87,798	70,978	53,157

Operating expenses
Selling and administrative (1)	49,580	40,298	31,782
Net research and development (1) (notes 15 and 16)	16,668	15,404	12,190
Amortization of property, plant and equipment	2,983	3,523	4,256
Amortization of intangible assets	2,864	4,394	4,836
Impairment of long-lived assets (note 4)	–	604	–
Government grants (note 15)	(1,079)	(1,307)	–
Restructuring and other charges (note 4)	–	–	292

Total operating expenses	71,016	62,916	53,356

Earnings (loss) from operations	16,782	8,062	(199)

Interest and other income	4,717	3,253	2,524
Foreign exchange loss	(49)	(595)	(1,336)

Earnings before income taxes (note 16)	21,450	10,720	989

Income taxes (note 16)
Current	3,741	2,585	2,623
Recognition of previously unrecognized future income tax assets	(24,566)	–	–

	(20,825)	2,585	2,623

Net earnings (loss) for the year	$42,275	$8,135	$(1,634)

Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.02)

Basic weighted average number of shares outstanding (000’s)	68,875	68,643	68,526

Diluted weighted average number of shares outstanding (000’s) (note 17)	69,555	69,275	68,526

(1) Stock-based compensation costs included in:
Cost of sales	$118	$127	$143
Selling and administrative	633	701	626
Net research and development	230	204	194

	$981	$1,032	$963

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus

(in thousands of US dollars)

Retained earnings (deficit)

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$–	$(381,846)	$(380,212)

Add (deduct)
Net earnings (loss) for the year	42,275	8,135	(1,634)
Elimination of deficit by reduction of share capital (note 13)	–	373,711	–

Balance – End of year	$42,275	$–	$(381,846)

Contributed surplus

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$3,776	$2,949	$1,986

Add (deduct)
Stock-based compensation costs	973	1,027	963
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 13)	(296)	(200)	–

Balance – End of year	$4,453	$3,776	$2,949

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)
	Years ended August 31,

	2007	2006	2005

Cash flows from operating activities
Net earnings (loss) for the year	$42,275	$8,135	$(1,634)
Add (deduct) items not affecting cash
Discount on short-term investments	(404)	(229)	(302)
Stock-based compensation costs	981	1,032	963
Amortization	5,847	7,917	9,092
Impairment of long-lived assets	–	604	–
Gain on disposal of capital assets	(117)	–	–
Future income taxes	(24,566)	–	–
Deferred revenue	1,299	786	977
Government grants	(752)	(1,307)	–
	24,563	16,938	9,096

Change in non-cash operating items
Accounts receivable	(5,468)	(2,637)	(838)
Income taxes and tax credits	(3,403)	329	6,096
Inventories	(5,456)	(2,287)	(699)
Prepaid expenses	85	79	544
Accounts payable and accrued liabilities	4,105	(144)	(164)

	14,426	12,278	14,035
Cash flows from investing activities
Additions to short-term investments	(807,056)	(673,289)	(585,665)
Proceeds from disposal and maturity of short-term investments	793,435	681,500	574,207
Additions to capital assets	(5,547)	(3,378)	(1,501)
Net proceeds from disposal of capital assets	3,092	–	–
Business combination, net of cash acquired (note 3)	–	(18,054)	–

	(16,076)	(13,221)	(12,959)
Cash flows from financing activities
Repayment of long-term debt	(472)	(415)	(121)
Exercise of stock options	802	557	148
Share issue expenses	–	–	(6)

	330	142	21

Effect of foreign exchange rate changes on cash	8	535	863

Change in cash	(1,312)	(266)	1,960

Cash – Beginning of year	6,853	7,119	5,159

Cash – End of year	$5,541	$6,853	$7,119

Supplementary information
Interest paid	$57	$65	$30
Income taxes paid (recovered)	$3,527	$2,541	$(669)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a comprehensive line of test, measurement and monitoring solutions for the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated test solutions to network service providers, cable operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices.  EXFO’s products are sold in approximately 70 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. Foreign exchange gains and losses arising from such translation are included in the cumulative translation adjustment in shareholders’ equity. Cumulative translation adjustment solely consists of such gains and losses.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

Realized and unrealized foreign exchange gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

Short-term investments

Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents existing technology that was acquired in business combinations and that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and ten years for software.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Revenue recognition

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed or determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the Canadian Institute of Chartered Accountants (CICA) handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2007, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and reductions, using enacted or substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs

Since September 1, 2003, the company accounts for all forms of employee stock-based compensation using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net earnings (loss) and net earnings (loss) per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for unvested outstanding stock options granted prior to September 1, 2003 (note 14).

New accounting standards and pronouncements

To be adopted after fiscal 2007

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. Section 3855 is to be applied retroactively without restatement of prior years' financial statements.  Any adjustment to financial assets and liabilities as at September 1, 2007 will be reflected as an adjustment to retained earnings or accumulated other comprehensive income.  Section 3865 also does not permit restatement of prior year's financial statements.  Any gains or losses on hedge relationships that no longer qualify are to be reflected in retained earnings as at September 1, 2007.  Any gains or losses of hedging instruments are adjusted to retained earnings or the component of accumulated other comprehensive income associated with the hedged items. The company will adopt these new standards on September 1, 2007 and impacts consistent with the adjustments described under note 20 items a) and c) will affect the consolidated financial statements.

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and is currently assessing the effects this new standard will have on its consolidated financial statements.

3  Business Combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The purchase price allocation took into account severance expenses of $660,000 (note 4) for the termination of employees of the acquired business, as well as other acquisition-related costs of $822,000.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statements of earnings of the company since January 26, 2006, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Current assets, net of cash acquired	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Special Charges

Impairment of long-lived assets

Year ended August 31, 2006

In June 2006, the company entered into an agreement to sell one of its buildings (located in Rochester, NY) along with some equipment, and it recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1,200,000. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price, which was received in November 2006. These assets were related to the Life Science and Industrial Division.

Restructuring and other charges

Year ended August 31, 2005

During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring its Rochester, NY, operations mainly to its facilities in Toronto, Canada. This consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, the company incurred $2,515,000 in restructuring and other charges, from which $2,033,000 was recorded in fiscal 2004 and the remaining $482,000 was recorded in 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities, $1,261,000 mainly for the impairment of the building in Rochester, and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.

The following tables summarize changes in the restructuring charges payable since August 31, 2004:

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Adjustments		Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses (note 3)	$631	$	−	$(631)	$	−	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−		−

Total for all plans (note 9)	$691	$	−	$(691)	$	−	$	−

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Year ended August 31, 2006

	Balance as at August 31, 2005	Additions	Payments	Adjustments	Balance as at August 31, 2006
Fiscal 2006 plan
Severance expenses (note 3)	$–	$660	$(29)	$–	$631

Fiscal 2003 plan
Exited leased facilities	150	–	(90)	–	60

Total for all plans (note 9)	$150	$660	$(119)	$–	$691

Year ended August 31, 2005

	Balance as at August 31, 2004	Additions	Payments	Adjustments		Balance as at August 31, 2005
Fiscal 2004 plan
Severance expenses	$467	$83	$(550)	$	−	$	−
Other	−	399	(399)		−		−
	467	482	(949)		−		−

Fiscal 2003 plan
Severance expenses	109	−	(77)		(32)		−
Exited leased facilities	386	−	(229)		(7)		150
Other	197	−	(46)		(151)		−
	692	−	(352)		(190)		150

Fiscal 2001 plan
Exited leased facilities	10	−	(10)		−		−

Total for all plans	$1,169	$482	$(1,311)		$(190)		$150

5  Inventories

	As at August 31,

	2007	2006

Raw materials	$16,898	$14,353
Work in progress	1,387	1,043
Finished goods	13,228	9,227

	$31,513	$24,623

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Property, Plant and Equipment

	As at August 31,

	2007		2006

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,265	$1,177	$4,249	$1,082
Buildings	12,300	3,516	14,417	6,262
Equipment	33,184	25,710	33,562	28,263
Leasehold improvements	3,236	2,465	2,788	2,017

	50,985	$32,868	55,016	$37,624
Less:
Accumulated amortization	32,868		37,624

	$18,117		$17,392

As at August 31, 2007, the carrying value of property, plant and equipment, which were in the process of being installed and which were not yet amortized, amounted to $1,488,000.

As at August 31, 2005, 2006 and 2007, unpaid purchases of property, plant and equipment amounted to $111,000, $176,000 and $464,000, respectively.

7  Intangible Assets and Goodwill

	As at August 31,

	2007		2006

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$50,014	$43,298	$47,629	$38,972
Software	8,083	5,171	6,781	4,490

	58,097	$48,469	54,410	$43,462
Less:
Accumulated amortization	48,469		43,462

	$9,628		$10,948

Estimated amortization expense for intangible assets in each of the next five fiscal years will amount to $2,705,000 in 2008, $2,658,000 in 2009, $2,606,000 in 2010, $1,392,000 in 2011 and $196,000 in 2012.

Additions to intangible assets for the years ended August 31, 2005, 2006 and 2007 amounted to $236,000, $9,190,000 and $1,156,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the carrying value of goodwill are as follows:

	As at August 31,

	2007	2006

Balance – Beginning of year	$27,142	$20,370
Addition from business combination (note 3)	−	5,107
Foreign currency translation adjustment	1,295	1,665

Balance – End of year (note 19)	$28,437	$27,142

8  Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,466,000). This line of credit bears interest at prime rate (prime rate in 2006).  As at August 31, 2007, this line of credit was unused.

The company also has another line of credit, which provides for advances of up to CA$4,500,000 (US$4,260,000) for letters of guarantee. As at August 31, 2007, an amount of CA$1,811,000 (US$1,714,000) was reserved from this line of credit (note 12).

Finally, the company has a third line of credit of $12,000,000 for the foreign currency exposure related to its forward exchange contracts. As at August 31, 2007, an amount of $701,000 was reserved from this line of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9  Accounts Payable and Accrued Liabilities

	As at August 31,

	2007	2006

Trade	$11,749	$7,487
Salaries and social benefits	7,929	5,991
Warranty	800	1,006
Commissions	824	835
Restructuring charges (note 4)	−	691
Other	1,419	1,327

	$22,721	$17,337

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	As at August 31,

	2007	2006

Balance – Beginning of year	$1,006	$725
Provision	801	895
Settlements	(1,007)	(645)
Addition from business combination	−	31

Balance – End of year	$800	$1,006

10  Long-Term Debt

	As at August 31,

	2007		2006

Loans collateralized by equipment, bearing interest at 4.9%, fully repaid in fiscal 2007	$	−	$461

Less: Current portion		−	107

	$	−	$354

11  Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through September 2012. As at August 31, 2007, minimum rentals payable under these operating leases in each of the next five years will amount to $2,313,000 in 2008, $2,164,000 in 2009, $2,064,000 in 2010, $1,145,000 in 2011 and $598,000 in 2012. Total commitments for these operating leases amount to $8,327,000.

For the years ended August 31, 2005, 2006 and 2007, rental expenses amounted to $1,370,000, $1,523,000 and $1,847,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12  Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and plan to move for class certification again.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be negotiated.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2007.

Letters of guarantee

As at August 31, 2007, in the normal course of its operations, the company had outstanding letters of guarantee for its own selling and purchase requirements in the amount of CA$1,811,000 (US$1,714,000), which expire at various dates through fiscal 2010; these letters of guarantee were reserved from one of the lines of credit (note 8).

13  Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-  one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2004:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2004	37,900,000	$1	30,540,483	$521,732	$521,733

Exercise of stock options (note 14)	–	–	71,699	148	148
Redemption of restricted stock awards	–	–	53,592	–	–
Share issue expenses	–	–	–	(6)	(6)

Balance as at August 31, 2005	37,900,000	1	30,665,774	521,874	521,875

Exercise of stock options (note 14)	–	–	182,425	557	557
Redemption of restricted share units (note 14)	–	–	4,770	–	–
Conversion of multiple voting shares into subordinate voting shares	(757,000)	–	757,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	200	200
Elimination of deficit by reduction of share capital (1)	–	–	–	(373,711)	(373,711)

Balance as at August 31, 2006	37,143,000	1	31,609,969	148,920	148,921

Exercise of stock options (note 14)	–	–	250,528	802	802
Redemption of restricted share units (note 14)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019

(1)	On August 31, 2006, upon the approval of the Board of Directors, the company eliminated its deficit against its share capital.

14  Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-term incentive plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units. This plan was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2004:

	Years ended August 31,

	2007		2006		2005

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	2,439,375	$20	2,763,759	$19	2,934,518	$21
Granted	−	−	31,992	6	246,233	6
Exercised	(250,528)	(4)	(182,425)	(4)	(71,699)	(3)
Forfeited	(259,459)	(32)	(173,951)	(18)	(345,293)	(27)

Outstanding – End of year	1,929,388	$21	2,439,375	$20	2,763,759	$19

Exercisable – End of year	1,746,699	$22	1,852,870	$25	1,650,404	$28

The intrinsic value of stock options exercised during fiscal 2005, 2006 and 2007, was CA$214,000 (US$174,000), CA$552,000 (US$481,000) and CA$833,000 (US$743,000), respectively.

The weighted average grant-date fair value of stock options granted during fiscal 2005 and 2006 amounted to CA$5.68, and CA$5.50, respectively.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2007, unrecognized stock-based compensation costs of unvested stock options amounted to $159,000. The weighted average period over which they are expected to be recognized is 1.5 year.

The fair value of stock options granted in fiscal 2005 and 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

	Years ended August 31,

	2006	2005

Risk-free interest rate	3.9%	3.6%
Expected volatility	87%	95%
Dividend yield	Nil	Nil
Expected life	66 months	66 months

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The factors considered in developing assumptions used in the Black-Scholes option valuation model are the following:

The risk-free interest rate is based on the interest rate on Government of Canada bonds for maturities consistent with the expected life of the stock options. The historical volatility of the company’s common shares price is used to establish the expected share price volatility. Finally, the company estimates the expected life of the stock options based on historical data related to employees’ exercise of stock options.

The company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements, as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to unvested stock options granted prior to September 1, 2003, and outstanding as at August 31, 2005, 2006 and 2007, the net earnings (loss) per share and the pro forma net earnings (loss) per share would have been the same for all reporting years.

The following table summarizes information about stock options as at August 31, 2007:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50 to $3.36	280,625	$2.51	$1,280	5.1 years	280,625	$2.51	$1,280	5.1 years
$3.96 to $5.84	429,404	5.11	841	6.7 years	285,133	5.01	587	6.4 years
$6.22 to $9.02	157,316	6.58	116	6.4 years	118,898	6.70	83	6.3 years
$14.27 to $20.00	412,296	15.61	−	4.1 years	412,296	15.61	−	4.1 years
$29.70 to $43.00	468,926	36.36	−	3.2 years	468,926	36.36	−	3.2 years
$51.25 to $68.17	143,391	66.58	−	3.0 years	143,391	66.58	−	3.0 years
$83.66	37,430	83.66	−	3.0 years	37,430	83.66	−	3.0 years

	1,929,388	$20.78	$2,237	4.7 years	1,746,699	$22.38	$1,950	4.4 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the value of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date, being the required period of service from employees. RSUs granted under the plan expire at the latest ten years from the date of grant. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes RSUs activity since January 2005:

	Years ended August 31,

	2007	2006	2005

Outstanding – Beginning of year	327,877	176,185	–
Granted	219,002	173,803	176,185
Redeemed	(1,064)	(4,770)	–
Forfeited	(57,800)	(17,341)	–

Outstanding – End of year	488,015	327,877	176,185

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

None of the RSUs outstanding as at August 31, 2005, 2006 and 2007, were redeemable. As at August 31, 2007, the weighted average remaining contractual life of the outstanding RSUs was 8.5 years. The weighted average grant-date fair value of RSUs granted during fiscal 2005, 2006 and 2007 amounted to CA$5.72, CA$6.18 and CA$7.48, respectively.

As at August 31, 2007, the intrinsic value of RSUs outstanding was CA$3,450,000 (US$3,266,000).

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2007, unrecognized stock-based compensation costs of unvested RSUs amounted to $1,843,000. The weighted average period over which they are expected to be recognized is 3.4 years.

Deferred share unit plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity since January 2005:

	Years ended August 31,

	2007	2006	2005

Outstanding – Beginning of year	43,290	23,734	–
Granted	21,428	19,556	23,734

Outstanding – End of year	64,718	43,290	23,734

None of the DSUs outstanding as at August 31, 2005, 2006 and 2007 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2005, 2006 and 2007 amounted to CA$5.50, CA$6.56 and CA$7.00.

As at August 31, 2007, the intrinsic value of DSUs outstanding was CA$458,000 (US$433,000).

Stock appreciation rights plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock appreciation rights activity since August 31, 2004:

	Years ended August 31,

	2007		2006		2005

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	24,500	$11	19,000	$12	13,000	$16
Granted	5,200	6	5,500	6	6,000	4
Forfeited	(2,000)	(2)	–	–	–	–

Outstanding – End of year	27,700	$11	24,500	$11	19,000	$12

Exercisable – End of year	13,875	$15	11,000	$18	7,500	$24

The following table summarizes information about stock appreciation rights as at August 31, 2007:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$4.51 to $6.50	22,700	7.9 years	8,875
$22.25	2,500	3.4 years	2,500
$45.94	2,500	3.0 years	2,500

	27,700	6.6 years	13,875

15  Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2007	2006	2005

Gross research and development expenses	$25,201	$19,488	$15,878
Research and development tax credits and grants	(5,371)	(4,084)	(3,688)
Recognition of previously unrecognized research and development tax credits (note 16)	(3,162)	–	–

	$16,668	$15,404	$12,190

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,220,000 over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company had deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company with its final approval and the company recorded CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount claimed by the company under this program, a sum of CA$1,142,000 (US$1,079,000) was deferred in the balance sheet until the company received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted the company with its final approval, and the company recorded CA$1,142,000 (US$1,079,000) in the earnings from operations in the statement of earnings of fiscal 2007.

Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years:

	Years ended August 31,

	2007	2006	2005

Cost of sales	$186	$262	$89
Selling and administrative	$11	$76	$32
Net research and development	$9	$4	$22
Government grants	$1,079	$1,307	$–

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% (1% prior to June 2005) of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2005, 2006 and 2007, amounted to CA$221,000 (US$179,000), CA$363,000 (US$316,000) and CA$470,000 (US$419,000), respectively.

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2005, 2006 and 2007, the company recorded cash contributions and expenses totaling $134,000, $126,000 and $166,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16  Income Taxes

During fiscal 2003, following the downturn in the telecommunications industry, the company recorded a full valuation allowance on its future income tax assets in every applicable tax jurisdictions and we wrote off non-refundable research and development tax credits because it was more likely than not that these assets would not be realized.

On an ongoing basis, the company reviews available positive and negative evidences to evaluate the recoverability of its future income tax assets and deferred non-refundable research and development tax credits.

During fiscal 2007, after reviewing both available positive and negative evidences, and because the company is in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expects to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 15). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings.

However, in the United States (federal level), based on available positive and negative evidences as well as the level and the nature of cumulative profits, the company maintained a valuation allowance of $7,568,000 on a portion of its future income tax assets in this tax jurisdiction because it is more likely than not that these assets will not be recovered. These future income tax assets consist of deferred operating losses; some of these losses expire between 2022 and 2026, while others can be carried forward indefinitely against future years’ taxable income.

In other tax jurisdictions where the company has future income tax assets, the company is still in a cumulative loss position and available negative evidences outweigh positive evidences. For these tax jurisdictions, the company maintains a full valuation allowance against its future income tax assets. As at August 31, 2007, the valuation allowance recorded by the company for these tax jurisdictions amounted to $4,924,000 and mainly relates to deferred operating losses, which expire at various dates over the next 20 years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2007	2006	2005

Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2007 and 2006 and 31% in 2005)	$6,864	$3,430	$307

Increase (decrease) due to:
Foreign income taxed at different rates	(12)	(85)	(580)
Non-taxable income	(109)	(207)	(827)
Non-deductible expenses	692	527	784
Tax deductions	–	–	(81)
Change in tax rates	105	497	–
Foreign exchange effect of translation of foreign integrated subsidiaries	45	61	(209)
Other	236	239	(146)
Recognition of previously unrecognized future income tax assets	(24,566)	–	–
Utilization of previously unrecognized future income tax assets	(4,080)	(1,877)	–
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	–	–	3,375

	$(20,825)	$2,585	$2,623
The income tax provision consists of the following:
Current
Canadian	$3,568	$2,573	$2,513
Other	173	12	110

	3,741	2,585	2,623
Future
Canadian	3,726	2,687	(1,445)
United States	428	(601)	(1,723)
Other	(74)	(209)	(207)

	4,080	1,877	(3,375)

Valuation allowance
Canadian	(23,092)	(2,687)	1,445
United States	(5,628)	601	1,723
Other	74	209	207

	(28,646)	(1,877)	3,375
	(24,566)	–	–

	$(20,825)	$2,585	$2,623
Details of the company’s income taxes:
Earnings (loss) before income taxes
Canadian	$19,634	$13,202	$3,092
United States	1,059	(2,103)	(953)
Other	757	(379)	(1,150)
	$21,450	$10,720	$989

Except for the reversal of the valuation allowance recorded in fiscal 2007, most of the company’s income tax provision for fiscal 2005, 2006 and 2007 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2007	2006

Future income tax assets
Long-lived assets	$4,304	$4,453
Provisions and accruals	6,257	7,315
Deferred revenue	1,005	486
Share issue expenses	106	531
Research and development expenses	10,422	8,527
Losses carried forward	17,230	18,118

	39,324	39,430
Valuation allowance	(12,492)	(38,543)

	26,832	887

Future income tax liabilities
Research and development tax credits	(2,026)	(887)
Provisions and accruals	(240)	–

	(2,266)	(887)

Future income tax assets, net	$24,566	$–

As at August 31, 2007, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $10,663,000 was recorded. The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provinces	and Other

2008	$1,230	$869	$–
2009	2,845	162	–
2010	4,663	176	–
2014	177	84	–
2015	1,181	1,181	–
2022	–	–	3,795
2023	–	–	7,499
2024	–	–	4,564
2025	–	–	5,217
2026	1,081	1,081	2,308
2027	1,103	1,103	–
Indefinite	1,523	1,855	17,610

	$13,803	$6,511	$40,993

As at August 31, 2007, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $47,717,000 at the federal level and $9,352,000 at the provinces level, against which a valuation allowance of $1,331,000 was recorded. These expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, as at August 31, 2007, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $3,815,000 that can be carried forward against future years’ income taxes payable over the next 20 years. As at August 31, 2007, from this amount, $653,000 was not recorded in the financial statements.

17  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2007	2006	2005

Basic weighted average number of shares outstanding (000’s)	68,875	68,643	68,526
Plus dilutive effect of:
Stock options (000’s)	448	502	422
Restricted share units (000’s)	179	99	8
Deferred share units (000’s)	53	31	8
Restricted stock awards (000’s)	−	−	17

Diluted weighted average number of shares outstanding (000’s)	69,555	69,275	68,981

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,207	1,628	1,962

The diluted net loss per share for the year ended August 31, 2005, was the same as the basic net loss per share since the dilutive effect of stock options, restricted share units, deferred share units and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive.  Accordingly, the diluted net loss per share for this year was calculated using the basic weighted average number of shares outstanding.

18  Financial Instruments

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2007	2006

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 3.98% to 4.67% in 2007 and 3.92% to 4.31% in 2006, maturing on different dates between September 2007 and January 2008 in fiscal 2007, and September 2006 and January 2007 in fiscal 2006	$124,217	$104,437

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Cash, accounts receivable, accounts payable and accrued liabilities as well as long-term debt, are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments, based on market value, amounted to $104,437,000 and $124,217,000 as at August 31, 2006 and 2007, respectively.

The fair value of forward exchange contracts, which represents the amount that the company would receive to settle the contracts, amounted to unrecognized gains of $5,451,000 and $3,422,000 as at August 31, 2006 and 2007, respectively. The carrying value of these contracts amounted to $555,000 as at August 31, 2007.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by seven (nine in 2006) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk and 47% of them are guaranteed by the Government of Canada. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $451,000 and $206,000 as at August 31, 2006 and 2007, respectively.

Interest rate risk

As at August 31, 2007, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, the majority of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2006 and 2007, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2006
September 2006 to August 2007	$37,000	1.1676
September 2007 to June 2009	26,800	1.1261
As at August 31, 2007
September 2007 to August 2008	$36,900	1.1295
September 2008 to December 2009	15,400	1.1199

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19  Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest and other income				4,717
Foreign exchange loss				(49)

Earnings before income taxes				21,450
Income taxes				(20,825)

Net earnings for the year				$42,275

Recognition of previously unrecognized research and development tax credits (note 15)	$(3,162)	$	−	$(3,162)

Government grants (note 15)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2006

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$107,376		$20,877	$128,253
Earnings from operations		$6,679		$1,383	$8,062
Unallocated items:
Interest and other income					3,253
Foreign exchange loss					(595)

Earnings before income taxes					10,720
Income taxes					2,585

Net earnings for the year					$8,135

Government grants (note 15)		$(1,307)	$	−	$(1,307)

Amortization of capital assets		$6,689		$1,228	$7,917

Stock-based compensation costs		$962		$70	$1,032

Impairment of long-lived assets (note 4)	$	−		$604	$604

Capital expenditures		$3,049		$329	$3,378

	Year ended August 31, 2005

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$80,120	$17,096	$97,216
Earnings (loss) from operations	$763	$(962)	$(199)
Unallocated items:
Interest and other income			2,524
Foreign exchange loss			(1,336)

Earnings before income taxes			989
Income taxes			2,623

Net loss for the year			$(1,634)

Amortization of capital assets	$6,504	$2,588	$9,092

Stock-based compensation costs	$897	$66	$963

Capital expenditures	$1,408	$93	$1,501

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2007	2006

Telecom Division	$109,065	$93,853
Life Sciences and Industrial Division	9,199	11,339
Unallocated assets	160,874	113,967

	$279,138	$219,159

Unallocated assets consist of cash, short-term investments, income taxes and tax credits recoverable and future income taxes.

Carrying value of goodwill by reportable segment is detailed as follows:

	As at August 31,

	2007	2006

Telecom Division	$23,622	$22,545
Life Sciences and Industrial Division	4,815	4,597

	$28,437	$27,142

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2007	2006	2005

United States	$73,679	$59,457	$56,282
Canada	9,619	8,767	6,830
Latin America	7,592	8,380	3,127

Americas	90,890	76,604	66,239
Europe-Middle East-Africa	41,270	32,379	19,396
Asia-Pacific	20,774	19,270	11,581

	$152,934	$128,253	$97,216

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2005, 2006 and 2007, one customer represented more than 10% of sales with 23.3% of sales ($22,629,000) in fiscal 2005, 13.8% of sales ($17,706,000) in 2006 and 14.7% of sales ($22,480,000) in 2007. For fiscal 2005, 2006 and 2007, this customer purchased from the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at August 31,
	2007			2006
	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$16,434	$9,580	$24,801	$17,364	$10,690	$23,670
United States	13	21	3,636	28	258	3,472
China	1,670	27	−	−	−	−

	$18,117	$9,628	$28,437	$17,392	$10,948	$27,142

20  United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of net earnings (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2007	2006	2005

Net earnings (loss) for the year in accordance with Canadian GAAP			$42,275	$8,135	$(1,634)
Unrealized losses on available-for-sale securities	a	)	55	–	–
Stock-based compensation costs related to stock appreciation rights	b	)	(73)	–	–
Unrealized losses on forward exchange contracts	c	)	–	–	(1,286)

Net earnings (loss) for the year in accordance with U.S. GAAP			42,257	8,135	(2,920)

Other comprehensive income (loss)

Foreign currency translation adjustment			9,218	12,322	15,669
Unrealized losses on available-for-sale securities	a	)	(55)	–	–
Unrealized gains (losses) on forward exchange contracts	c	)	(1,548)	5,394	2,313
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	c	)	(1,039)	(2,880)	(65)
Future income taxes on unrealized gains on forward exchange contracts	d	)	(916)	–	–
Comprehensive income			$47,917	$22,971	$14,997

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$0.61	$0.12	$(0.04)

Basic weighted average number of shares outstanding (000’s)			68,875	68,643	68,526
Diluted weighted average number of shares outstanding (000’s)			69,555	69,275	68,526

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2007	2006	2005

Shareholders’ equity in accordance with Canadian GAAP			$250,165	$196,234	$173,400
Forward exchange contracts	c	)	2,864	5,451	2,937
Goodwill	e	)	(12,697)	(11,908)	(11,042)
Future income tax assets	d	)	(916)	–	–
Stock appreciation rights	b	)	(73)	–	–

Shareholders’ equity in accordance with U.S. GAAP			$239,343	$189,777	$165,295

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2004:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs		Other capital	Accumulated other comprehensive income	Shareholders’ equity

Balance as at August 31, 2004	$596,309	$1,537	$(464,159)		$(939)	$4,669	$11,877	$149,294

Net loss for the year	−	−	(2,920)		−	−	−	(2,920)
Stock-based compensation costs	1,213	−	−		(776)	425	−	862
Foreign currency translation adjustment	−	−	−		−	−	15,669	15,669
Unrealized gains on forward exchange contracts	−	−	−		−	−	2,248	2,248
Exercise of stock options (note 13)	148	−	−		−	−	−	148
Share issue expenses (note 13)	(6)	−	−		−	−	−	(6)

Balance as at August 31, 2005	597,664	1,537	(467,079)		(1,715)	5,094	29,794	165,295

Net earnings for the year	−	−	8,135		−	−	−	8,135
Stock-based compensation costs	−	−	−		−	954	−	954
Reclassification upon adoption of SFAS 123(R)	−	−	−		1,715	(1,715)	−	−
Foreign currency translation adjustment	−	−	−		−	−	12,322	12,322
Unrealized gains on forward exchange contracts	−	−	−		−	−	2,514	2,514
Exercise of stock options (note 13)	557	−	−		−	−	−	557
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	200	−	−		−	(200)	−	−

Balance as at August 31, 2006	598,421	1,537	(458,944)		−	4,133	44,630	189,777

Net earnings for the year	−	−	42,257		−	−	−	42,257
Stock-based compensation costs	−	−	−		−	847	−	847
Foreign currency translation adjustment	−	−	−		−	−	9,218	9,218
Unrealized losses on available-for-sale securities	−	−	−		−	−	(55)	(55)
Unrealized losses on forward exchange contracts	−	−	−		−	−	(2,587)	(2,587)
Future income taxes on unrealized gains on forward exchange contracts	−	−	−		−	−	(916)	(916)
Exercise of stock options (note 13)	802	−	−		−	−	−	802
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	296	−	−		−	(296)	−	−

Balance as at August 31, 2007	$599,519	$1,537	$(416,687)	$	−	$4,684	$50,290	$239,343

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income consists of the following:

			As at August 31,

			2007	2006	2005

Foreign currency translation adjustment
Current year			$9,218	$12,322	$15,669
Cumulative effect of prior years			39,179	26,857	11,188

			48,397	39,179	26,857
Unrealized losses on available-for-sale securities	a	)
Current year			(55)	−	−

Unrealized gains on forward exchange contracts	c	)
Current year			(2,587)	2,514	2,248
Cumulative effect of prior years			5,451	2,937	689

			2,864	5,451	2,937
Future income taxes on unrealized gains on forward exchange contracts	d	)
Current year			(916)	−	−

			$50,290	$44,630	$29,794

Statements of cash flows

For the years ended August 31, 2005, 2006 and 2007, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Short-term investments

Under U.S. GAAP, short-term investments would be classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value would be reflected in other comprehensive income. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and any unrealized loss is reflected in the statements of earnings.

b)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights, based on the same assumptions than those used for stock options. Changes in the fair value of these awards must be charged to earnings. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)	Forward exchange contracts

The forward exchange contracts entered into by the company prior to September 1, 2003, did not qualify for hedge accounting treatment under Statement of Financial Accounting Standard  (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”; accordingly, changes in the fair value of these derivatives were recorded in earnings. However, since September 1, 2003, the company has been maintaining the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting.

Consequently, under U.S. GAAP, the forward exchange contracts entered into by the company after September 1, 2003 qualify for hedge accounting treatment and are recorded at fair value in the balance sheet and changes in their fair value are reported in other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Under Canadian GAAP, foreign exchange contracts qualifying for hedge accounting are not recognized on the balance sheet and foreign exchange translation gains and losses on these contracts are only recognized as an adjustment of the revenue when the corresponding hedged sales are recorded.

Based on the portfolio of forward exchange contracts as at August 31, 2007, the company estimates that the portion of the unrealized gains on forward exchange contracts as of August 31, 2007, which will be realized and reclassified from other comprehensive income to net earnings over the next fiscal year amounts to $2,514,000.

d)	Future income taxes

In fiscal 2007, considering the effect of the adjustments described in item c), future income tax assets would have been $916,000 lower than under Canadian GAAP.

e)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

This created a permanent difference in the carrying value of goodwill under Canadian GAAP and U.S. GAAP

f)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $2,169,000, $2,546,000 and $6,639,000 for fiscal 2005, 2006 and 2007, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

g)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital (note 13). However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

h)	New accounting standards and pronouncements

Adopted in fiscal 2006

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes ABP 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.

Adopted in fiscal 2007

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. The company adopted this new statement on September 1, 2006, and its adoption had no effect on its consolidated financial statements.

To be adopted after fiscal 2007

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and its adoption is not expected to have significant impacts on its consolidated financial statements.

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet assessed the impact its adoption will have on its consolidated financial statements.

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007, but the company has not yet determined if it will adopt this statement, nor the impact it might have on its financial statements. Should the company decide to adopt SFAS 159, it will be adopted on September 1, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21    Subsequent Event

On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid will start on November 8, 2007, and end on November 7, 2008, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased by the company under the bid will be canceled.

Board of Directors

Germain Lamonde Chairman of the Board, President and CEO, EXFO Electro-Optical Engineering Inc.	Dr. David A. Thompson [2] Vice-President and Director Hardware & Equipment Technology Corning Cable Systems
Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in his apartment in 1985. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO and its subsidiaries and divisions, has grown the company from the ground up into a global leader in the telecommunications test and measurement industry. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.

David A. Thompson has served as our Director since June 2000. Dr. David A. Thompson is currently Vice- President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he has held this position since January 2006. Prior to this, he was Vice-President and Director of Hardware & Equipment Technology Strategy for Corning Cable Systems from January 2002 to December 2005. Dr. Thompson first joined Corning Incorporated in 1976 as a Senior Chemist in glass research. He then took on several technology directorships and strategic planning roles for Corning’s Component and Photonics Technologies Division between 1988 and 1998; and, in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro-Optics joint venture. His last position at Corning prior to transferring to Corning Cable Systems in January 2002 was Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan. He holds 18 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

Pierre Marcouiller [1,2] Chairman of the Board and CEO, Camoplast Inc.	André Tremblay [1,2] Founder and Managing Partner, Trio Capital
Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, molded composites, thermoplastic components and off-road tracked vehicles. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructures markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

André Tremblay is a Founder and Managing Partner of Trio Capital Inc., a private equity fund management company. He has more than 20 years’ experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies under control. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Laval University, a master’s degree in taxation from the Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

Guy Marier [1,2,3] Corporate Director	Michael Unger [1,2] Executive Consultant
Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004. Mr. Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Michael Unger had a distinguished career with Nortel Networks (1962 to 2000), where he held a number of key executive positions in the switching and transmission business units over the years. Mr. Unger’s most recent position was President of Nortel’s Optical Networks Business Unit (1998 to 2000). Prior to this appointment, he was Nortel’s Group Vice-President, Transport Networks (1990 to 1998). Currently, Mr. Unger serves on the boards of directors and committees of several companies active in the areas of network management software, photonic and optical components, optical network systems and solutions for cable operators, as well as other communications network service providers. Namely, he is a board member and chairs the audit committee of Nakina Systems, and he is also part of the board of directors and human resources committee of Tundra Semiconductor Corporation. Michael Unger holds a Bachelor of Science from Concordia University and has successfully completed several accounting credits, also given by Concordia University in Montreal, Canada. In addition, Mr. Unger holds an executive MBA from the University of Western Ontario.

(1) Audit Committee
(2) Human Resources Committee
(3) Independent Lead Director

Management and Corporate Officers

Germain Lamonde Chairman, President and Chief Executive Officer	Étienne Gagnon Vice-President, Telecom Product Management and Marketing
Stephen Bull Vice-President, Research and Development Telecom Division	Luc Gagnon Vice-President, Telecom Manufacturing Operations and Customer Service
Jon Bradley Vice-President, Telecom Sales International	Pierre Plamondon, CA Vice-President, Finance and Chief Financial Officer
Normand Durocher Vice-President, Human Resources	Dana Yearian Vice-President, Telecom Sales Americas
Allan Firhoj Vice-President and General Manager Life Sciences and Industrial Division	Benoît Ringuette General Counsel and Corporate Secretary
Robert Fitts Vice-President, Corporate Development

Corporate Governance Practices

Corporate governance practices have always been a priority at EXFO. The Corporation implemented and/or updated several corporate policies during fiscal 2005 and, since then, the following policies and charters have been in force: the Ethics and Business Conduct Policy; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Board of Directors Corporate Governance Guidelines; Statement on Reporting Ethical Violations (“whistle-blowing”); Audit Committee Charter; Human Resources Committee Charter; Disclosure Guidelines; Securities Trading Policy; and Policy Regarding Hiring Employees and Former Employees of Independent Auditor. All these policies are readily available from EXFO’s website, with the exception of our Disclosure Guidelines and Securities Trading Policy.

In addition to the above-mentioned policies, the Board of Directors and management continued to keep abreast of new Canadian and U.S. regulatory requirements.

The Audit Committee was also very active throughout the year, ensuring compliance with the U.S. Securities and Exchange Commission and the Canadian Securities authorities with respect to i) disclosure controls and procedures; ii) internal control over financial reporting that apply to Canadian companies with shares registered in the U.S.

As achieving best practices in corporate governance is an ongoing process in an ever-changing context, this past year, the Board of Directors also reviewed procedures to monitor the effectiveness of the Board. The Board of Directors believes that EXFO’s corporate governance practices do comply with current regulatory requirements. As new guidelines come into effect, we will continue to comply with these requirements. Further details about our corporate governance practices, policies and guidelines are published in the Management Proxy Circular and on EXFO’s website.

Pursuant to the General By-Laws of the Corporation, the present Board members were elected at our last Annual Meeting of Shareholders, held on January 10, 2007.

Responsibilities of the Board
The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management’s strategic plan on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of the committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2007, the Board met a total of six (6) times. Attendance was exemplary, as all members attended all meetings except for Mr. Marcouiller and Mr. Thompson, who were absent for one (1) meeting.

In January 2007, Mr. Guy Marier was designated to act as Independent Lead Director, replacing Mr. Michael Unger, who held this position since 2002. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold as many Board of Directors meetings as necessary without management members present, and additional meetings of independent Board members may be held at any member's request.

As per its Human Resources Committee Charter (which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter), the Corporation also has a formal procedure in place for recruiting new Directors.

Composition of the Board
Our articles of incorporation provide for a Board of Directors with a minimum of three (3) and a maximum of twelve (12) Directors. Our Board presently consists of six (6) Directors, five (5) of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director’s ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a majority shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five (5) Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in the company, we believe that the interests of investors in EXFO, other than Mr. Lamonde’s, are fairly represented.

Committees of the Board
Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of independent Directors.

The following is a general description of the composition and general duties of each Board committee, as contained in its mandate as at fiscal year ended August 31, 2007.

Audit Committee
The Corporation’s Audit Committee Charter ensures full compliance with all applicable regulations. As such, the Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and external auditors and approves them prior to public release. The Audit Committee is also responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors’ independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. André Tremblay and Mr. Michael Unger. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2007, the Audit Committee met a total of four (4) times and attendance was exemplary as all members attended all meetings, except for Mr. Marcouiller, who was absent for one (1) meeting.

Human Resources Committee
The Corporation’s Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, ensures full compliance with all applicable regulations.

In accordance with these charters, the Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO.

This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees.

The Committee is responsible for the review and approval of the employees who will receive restricted share units (RSUs) and stock options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors, either in cash or in the form of deferred share units (DSUs) pursuant to the Deferred Share Unit Plan, is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson, Mr. André Tremblay and Mr. Michael Unger. The Chair of the Human Resources Committee is Mr. Unger. During the fiscal year ended August 31, 2007, the Human Resources Committee met a total of four (4) times and attendance was satisfactory, as all members attended all meetings except for Mr. Marcouiller, who was absent for one (1) meeting and Mr. Thompson who was absent for two (2) meetings.

Disclosure Committee
The Disclosure Committee is responsible for overseeing our disclosure practices, as per the Corporation’s Disclosure Guidelines, which ensure full compliance with all applicable regulations. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting, as well as General Counsel and Corporate Secretary.

During the year ended August 31, 2007, the Disclosure Committee ensured that the corporate governance policies adopted by the Board of Directors were made publicly available. This was done by posting the following documents on our website: The Audit Committee Charter; Board of Directors Corporate Governance Guidelines; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Ethics and Business Conduct Policy; Human Resources Committee Charter; Statement on Reporting Ethical Violations; and Hiring Employees and Former Employees of Independent Auditor. The Disclosure Committee also ensured that a contact to the Lead Director and the General Counsel was made available via the Corporation’s website.

Shareholder/Investor Communications and Feedback
The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO’s shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, proxy circular, the Annual General Shareholders’ Meeting and investor presentations. EXFO receives and responds to all shareholders’ inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

Securities Trading Policy
The Securities Policy is one of the necessary measures to prevent trading by persons in possession of Material Information. The Corporation’s Securities Policy ensures full compliance with applicable regulations.

Glossary

Asymmetric Digital Subscriber Line (ADSL): Transmission technology that consists of modems attached to twisted-pair copper wiring that transmit from 1.5 Mbit/s to 8 Mbit/s downstream (to the subscriber) and up to 1.5 Mbit/s upstream, depending on line distance.

Broadband Passive Optical Network (BPON): A type of PON technology that uses asynchronous transfer mode (ATM) and that adds support for WDM, dynamic and higher upstream bandwidth allocation. A typical BPON provides 622 Mbit/s of downstream bandwidth and 155 Mbit/s of upstream traffic. See Passive Optical Network.

Digital Subscriber Line (DSL): The generic term that refers to the entire family of DSL technologies. DSL refers to digital modems placed at either end of a local loop. DSL bypasses the circuit-switched lines that make up that network and yields much faster data transmission rates than analog modem technologies.

Ethernet: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mbit/s.

Ethernet Passive Optical Network (EPON): A type of PON technology that runs on the Ethernet protocol. EPON is applicable for data-centric networks, as well as full-service voice, data and video networks. See Passive Optical Network.

ETSI TR 101 290: Published by the European Telecommunications Standards Institute, ETSI TR 101 290 is a document defining digital video broadcasting and related measurement guidelines.

Fiber-to-the-x (FTTx): The x in fiber-to-the-x is a variable indicating the point at which the fiber in a network stops and copper (coaxial or twisted-pair) cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

Fiber-to-the-Home (FTTH): Network in which the deployment of fiber runs all the way from the central-office telephone switch to the subscriber’s premises or home.

Fiber-to-the-Curb (FTTC): Network in which fiber is installed typically within 1000 feet of the premises, leaving the curb-to-building section made out of twisted-pair copper cable.

Fiber-to-the-Node (FTTN): Network in which fiber is used for part, but not all, of the link from the fiber distribution hub to the end-user. An optical-to-electrical conversion takes place at an active device called a node, which typically serves a neighborhood or geographically similar area. Most current cable TV and telephony networks have FTTN architectures.

Gigabit Passive Optical Network (GPON): A further evolution of PON technology. The GPON is optimized to support higher data rates, greater distances and higher split ratios than other PON technologies, and it is particularly useful for delay-sensitive traffic such as voice and video communications. See Passive Optical Network.

Internet Protocol (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

Internet Protocol Television (IPTV): Delivers scheduled TV programs and video-on-demand (VOD) via the IP protocol and digital streaming techniques used to watch video on the Internet (instead of signals being delivered through traditional broadcast and cable formats). In order to receive and decode the images in real time, the user requires either an IPTV set-top box or a computer and software-based media player.

Optical Time-Domain Reflectometer (OTDR): Instrument for evaluating optical fiber based on detecting and measuring backscattered (reflected) light. Used to measure fiber length and attenuation, evaluate splice and connector joints, locate faults and certify cabling systems.

Nanometer-Scale Positioning: Also known as nanopositioning. A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

Passive Optical Network (PON): Network in which fiber-optic cabling (instead of copper) brings signals all or most of the way to the end-user. It is described as passive because no active equipment (electrically powered) is required between the central office (or hub) and the customer premises. Depending on where the PON terminates, the system can be described as an FTTx network, which typically allows a point-to-point or point-to-multipoint connection from the central office to the subscriber’s premises; in a point-to-multipoint architecture, a number of subscribers (for example, up to 32) can be connected to just one of the various feeder fibers located in a fiber distribution hub, dramatically reducing network installation, management and maintenance costs.

Piezoelectric (PZT) Technology: Technology of piezoelectricity, which refers to the electrical field created by some ceramic materials when subjected to pressure. Precision positioning devices use the inverse effect; that is, when an electric field is applied to a piezoelectric material, it changes shape, and this shape change is used to create precise mechanical movements.

Protocol: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

Spot Curing: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

Very-High-Data-Rate Digital Subscriber Line (VDSL): A developing technology that promises much higher data rates over relatively short distances (up to 52 Mbit/s over lines up to 1,000 ft or 300 m in length). It is envisioned that VDSL may emerge somewhat after ADSL is widely deployed and coexist with it.

Voice-over-Internet-Protocol (VoIP): Refers to communications services— voice, facsimile and/or voice-messaging applications—that are transported via the Internet, rather than the public switched telephone network. In an Internet-based telephone call, the voice signals are converted to digital format and compressed/translated into Internet protocol (IP) packets for transmission over the Internet; the process is reversed at the receiving end.

Shareholder Information

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol “EXF” and on the NASDAQ Global Market under the stock symbol “EXFO”.

Annual General Meeting

The Annual General Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 9, 2008, 10 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario.

Transfer Agents and Registrars

Canada CIBC Mellon Trust Company 320 Bay Street Banking Hall Toronto, Ontario M5H 4A6 Tel.: (416) 643-5000	United States Mellon Investor Services, LLC Newport Office Center, 27th Floor 480 Washington Boulevard Jersey City, New Jersey 07310 Tel.: (201) 680-6578
Independent Auditors PricewaterhouseCoopers LLP Place de la Cité, Tour Cominar 2640 Laurier Boulevard, Suite 1700 Quebec City, Quebec G1V 5C2 Tel.: (418) 522-7001
Contact Information
General Access EXFO Electro-Optical Engineering Inc. 400 Godin Avenue Quebec City, Quebec G1M 2K2 Tel.: (418) 683-0211 E-mail: ir@EXFO.com www.EXFO.com	Investor Relations Vance Oliver Manager, Investor Relations Tel.: (418) 683-0913, Ext. 3733 E-mail: vance.oliver@EXFO.com

The Annual Report is available in English and in French, both in print and on our website at www.EXFO.com.

We will provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2, phone number (418) 683-0913, ext. 3704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

Stock Performance for Fiscal 2007

Notes

Worldwide Offices

EXFO Corporate Headquarters 400 Godin Avenue Quebec City (Quebec) G1M 2K2 CANADA Tel.: 1 800 663-3936 (USA and Canada) or 1 418 683-0211 Fax: 1 418 683-2170	EXFO Asia-Pacific 151 Chin Swee Road, #03-29 Manhattan House SINGAPORE 169876 Tel.: +65 6333 8241 Fax: +65 6333 8242
• Transport and Datacom Business Unit 2650 Marie-Curie Avenue West St-Laurent (Quebec) H4S 2C3 CANADA Tel.: 1 888 972-7666 (USA and Canada) or 1 514 856-2222 Fax: 1 514 856-2232	EXFO China • Manufacturing Facilities Hua Chuang Da Industrial Park Building D, 2/F, Hangcheng Blvd, Gushu, Xixiang, Shenzhen 51126 CHINA
• Access Business Unit 160 Drumlin Circle Concord (Ontario) L4K 3E5 CANADA Tel: 1 905 738-3741 Fax: 1 905 738-3712	• Sales Office—Shenzhen No. 88 Fuhua First Road Central Tower, Room 801 Futian District Shenzhen 518048, P. R. CHINA Tel.: +86 (755) 8203 2300 Fax: +86 (755) 8203 2306
EXFO Photonic Solutions Inc. 2260 Argentia Road Mississauga (Ontario) L5N 6H7 CANADA Tel.: 1 905 821-2600 Fax: 1 905 821-2055	• Sales Office—Beijing Beijing New Century Hotel Office Tower Room 1754-1755 No. 6 Southern Capital Gym Road Beijing 100044 P. R. CHINA Tel.: +86 (10) 6849 2738 Fax: +86 (10) 6849 2662
EXFO America 3701 Plano Parkway, Suite 160 Plano, TX 75075 USA Tel.: 1 800 663-3936 or 1 972 907-1505 Fax: 1 972 836-0164	EXFO Japan 4-6-3-202 Akasaka, Minato-ku Tokyo 107-0052, JAPAN Tel.: +81-3-5562-5344 Fax: +81-3-5562-5777
EXFO Europe Omega Enterprise Park, Electron Way Chandlers Ford, Hampshire S053 4SE ENGLAND Tel.: +44 2380 246810 Fax: +44 2380 246801
EXFO India 113/1 Lane 4A Koregaon Park Pune 411 001 INDIA Tel.: +91 20 4018 6615 Fax: +91 20 2605 5020

EXFO
www.EXFO.com	EXPERTISE REACHING OUT
© 2007 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

Quebec City, Canada, November 1, 2007

RE: Annual General Meeting of Shareholders

Dear Shareholder:

Fiscal 2007 proved to be another good year with market-share gains for a 22nd consecutive reporting period, while being recognized with a fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for gains in optical testing. We delivered sales growth of 19.2% for record sales of US$152.9 million in 2007, largely due to strong performances from our optical and protocol businesses and significant inroads into the Americas as well as Europe, Middle East, and Africa (EMEA) markets.

I am also quite pleased with our long-term profitability results, especially with how we coped with a 32.1% increase in the Canadian dollar in the last five fiscal years—certainly a major headwind. During that five-year period, our earnings growth exceeded sales growth each and every year and our gross margin improved annually as well. In 2007, more specifically, we increased our net earnings 78.8% year-over-year even if tax-related items are excluded.

Fiscal 2007 was a defining year on many levels for EXFO, as demonstrated by the following performance highlights:

Performance Highlights

•	Increased sales 19.2% to a record high of US$152.9 million
•	Delivered sales growth of 20.9% and 10.6% for our Telecom and Life Sciences & Industrial Divisions, respectively
•	Grew optical sales 19.9% and earned a fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing
•	Bolstered protocol sales 48.2% to an all-time high of US$17.1 million
•	Posted a sales CAGR of 20.1% over the last 10 years
•	Improved GAAP net earnings to US$42.3 million* compared to US$8.1 million in 2006
•	Achieved 11.0% in GAAP earnings from operations (or 8.2% excluding a one-time R&D tax credit of US$3.2 million and a government grant recovery of US$1.1 million) vs. 6.3% in 2006
•	Generated a record high of US$14.4 million in cash flows from operating activities
•	Derived 33.7% of sales from new products (on the market two years or less)

* It should be noted that we recognized US$24.6 million in previously unrecognized future income tax assets and US$3.2 million in R&D tax credits in the fourth quarter of fiscal 2007. These tax-related items increased our GAAP net earnings in 2007. Excluding these unusual items, we still would have improved our net earnings by 78.8% year-over-year.

Fiscal 2008 Corporate Objectives

Against this backdrop, I am pleased to provide the following performance metrics for fiscal 2008. These are goals established by the Board of Directors for our management team and should not be misinterpreted as guidance.

•	Grow revenues by 20% year-over-year
•	Generate 8% in GAAP earnings from operations
•	Derive 30% of sales from new products (on the market two years or less)

I will discuss these objectives in greater detail at our upcoming Annual General Meeting of Shareholders. Please consider this letter as a formal invitation to attend our Meeting, which will be held on January 9, 2008, 10 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

_________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. (Eastern Standard Time), on Wednesday, January 9, 2008, at the Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario, Canada for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2007, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2007 Annual Report of the Corporation including the consolidated financial statements and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 1st day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to complete the enclosed proxy form and return it in the envelope provided. To be valid, proxies must reach the office of CIBC Mellon Trust Company, no later than the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

o (A)	Mr. Germain Lamonde of St-Augustin-de-Desmaures, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

o   (B)                      ___________________________________________ of ______________________________________________;
                                             (Name)                                                                                   (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting") of the Corporation to be held at the Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario, Canada, on January 9, 2008, at 10:00 o’clock a.m. (Eastern Standard Time) and at any adjournments of such meeting.

The undersigned wishes that all shares represented by this proxy be voted in accordance with the instructions hereinbelow. All shares represented by this proxy will be voted for or be the subject of abstentions, as specified by the shareholder. However, in the absence of instructions, the shares represented by proxy will be voted in favor of each of the proposals set forth herein.
(MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller, Guy Marier, David A. Thompson, André Tremblay and Michael Unger, whose cities of residence are indicated in the Management Proxy Circular, as Directors of the Corporation.
	FOR ABSTENTION	o o
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration.	FOR ABSTENTION	o o

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

* A shareholder is entitled to appoint, to attend and act for and on behalf of such shareholder at the Meeting, a person other than the person mentioned in (A) herein above and may do so by checking (B) hereinabove and adding the name of such other person in the space reserved for such purpose.
DATED this day of __________________________________________ SIGNATURE OF SHAREHOLDER [ ] name of shareholder [ ]

This proxy must be signed by the shareholder or his proxyholder authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or proxyholder of the corporation. Please remember to date and sign this proxy. If this proxy is not dated, it will be deemed to bear the date of its mailing by Management.

YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

Français au verso

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 1, 2007

EXFO Electro-Optical Engineering Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of EXFO Electro-Optical Engineering Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of November 1, 2007.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2007, 32,361,561 Subordinate Voting Shares and 36,643,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 12, 2007, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”).  A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 1, 2007, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	−	−	36,643,000 (2)	100%	91,89%
Pyramis Global Advisors, LLC	3,581,400 (3)	11,07%	-	-	0,90%

(1)	The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(3)
As of June 30, 2007, Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR Corporation (Fidelity Management and Research Company), is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO’s website.  Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and its Annual Report that must be delivered to shareholders of a public company by law.  EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation’s documentation is posted in the "Investors" section on its website (www.EXFO.com).  Accordingly such documentation will not be sent in paper form by mail.  The Corporation believes that electronic delivery will benefit the environment and reduce its costs.  Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company.  Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2007 and the Auditors’ report thereon contained in EXFO’s Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 3 and 4 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting.  The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed.  The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation.  The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	−	36,643,000 (1)

Pierre Marcouiller (2) (3) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (4)	Magog, Quebec, Canada	May 2000	5,000	−

Guy Marier (2) (3) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	−

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

André Tremblay (2) (3) Independent Director	Founder and Managing Partner, Trio Capital Inc., a private equity fund	Outremont, Quebec, Canada	May 2000	6,650 (5)	−

Dr. David A. Thompson, Ph.D.(3) Independent Director	Vice-President & Director, Hardware & Equipment Technology, Corning Cable Systems (6)	Newton, North Carolina, USA	June 2000	2,100	−

Michael Unger (2) (3) Independent Director	Executive Consultant	Richmond Hill, Ontario, Canada	May 2000	−	−

(1)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(2)	Member of the Audit Committee.
(3)	Member of the Human Resources Committee.
(4)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(5)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc. a company controlled by Mr. Tremblay.
(6)
Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life sciences industries.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

In the financial year ended August 31, 2007, each director who are not employees of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$44,583 (3)
Annual Retainer for Lead Director	CA$5,000		US$4,458 (3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,458 (3)
Annual Retainer for Committee Members	CA$3,000		US$2,675 (3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$892 (3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$446 (3)

(1)
All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units except Mr. André Tremblay who elected to receive 100% of his Annual Retainer in form of Deferred Share Units.

(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$56,075).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007.

In the financial year ended August 31, 2007 and as of November 1, 2007, the Directors who are not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre Marcouiller (4)	27,642	3,586	22,292	4,012
Guy Marier (5)	30,490	3,586	22,292	4,904
Dr. David A. Thompson (6)	27,675	3,975	25,000	4,283
André Tremblay (7)	7,133	7,172	44,583	5,796
Michael Unger (8)	29,425	8,586(9)	53,544	5,796

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007 except for Mr. David A. Thompson who is paid in U.S. dollar for the portion of his annual retainer for Director.  The Annual Compensation includes, as the case may be, the retainer for Director, Lead Director, Committee Members and Committee Chairman.

(2)	Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(4)	Member of the Audit Committee and the Human Resources Committee.
(5)	Member of the Audit Committee and the Human Resources Committee and Lead Director.
(6)	Member of the Human Resources Committee.
(7)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(8)	Member of the Audit Committee and Chairman of the Human Resources Committee.
(9)	Mr. Unger received 5,000 DSUs in the financial year ended August 31, 2007 for his past contribution as Lead Director.

Compensation of Named Executive Officers

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, and one other executive officer of the Corporation who would have been included within the three most highly compensated executive officers had he been in the employ of the Corporation, or a subsidiary, at the year end (collectively, the "Named Executive Officers"). This information includes the U.S. dollar value of base salaries, bonus awards and long-term incentive plan grants, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2007	294,334 (US) 330,096 (CA)	131,145 (US) 147,080 (CA)	-	-	25,347	-
	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	-	11,218	21,477	-
	2005	243,605 (US) 300,000 (CA)	121,729 (US) 149,909 (CA)	-	17,942	13,089	-
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2007	173,862 (US) 194,986 (CA)	56,906 (US) 63,820 (CA)	-	-	12,930	4,836 (US) (6) 5,423 (CA)
	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	-	3,653	6,994	4,283 (US) (6) 4,918 (CA)
	2005	151,441 (US) 186,500 (CA)	48,735 (US) 60,017 (CA)	-	5,383	33,927	2,316 (US) (6) 2,852 (CA)

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Dana Yearian, Vice-President, Telecom Sales - Americas	2007	250,592 (US) 281,039 (CA)	8,326 (US) 9,338 (CA)	-	-	6,645	566 (US) (6) 634 (CA)
	2006	7,851 (US) (7) 9,014 (CA)	- -	-	-	5,000	236 (US) (6) 270 (CA)
	2005	- -	- -	-	-	-	-
Jon Bradley, Vice-President, Telecom Sales - International	2007	226,991 (US) 254,571 (CA) 116,011 (£) (8)	19,470 (US) 21,836 (CA) 9,951 (£)	-	-	-	-
	2006	194,908 (US) 223,774 (CA) 108,778 (£)	12,684 (US) 14,563 (CA) 7,079 (£)	-	-	2,500	-
	2005	129,726 (US) 159,758 (CA) 70,258 (£)	13,400 (US) 16,502 (CA) 7,257 (£)	-	4,000	2,000	-
Allan Firhoj, Vice-President and General Manager, Life Sciences and Industrial Division	2007	148,373 (US) (9) 166,400 (CA)	58,969 (US) 66,133 (CA)	-	-	21,178	-
	2006	139,361 (US) 160,000 (CA)	40,632 (US) 46,650 (CA)	-	2,404	4,602	-
	2005	123,153 (US) 151,663 (CA)	18,355 (US) 22,604 (CA)	-	2,512	12,443	-
Named Executive Officer Not in the Employ of the Corporation at Year End
Juan-Felipe Gonzalez, Vice-President, Telecom Sales - International	2007	195,508 (US) (10) 219,262 (CA)	9,237 (US) 10,359 (CA)	-	-	-	-
	2006	272,518 (US) 312,878 (CA)	12,891 (US) 14,800 (CA)	-	3,505	6,716	-
	2005	246,323 (US) 303,347 (CA)	6,015 (US) 7,407 (CA)	-	5,482	33,998	-

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007, CA$1.1481 = US$1.00 for 2006 and CA$1.2315 = US$1.00 for 2005. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(2)	A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3)
Indicates only an aggregate amount if such amount is equivalent or greater than $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year ended August 31, 2007.

(4)	Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(5)	Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(6)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or 401K Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.

(7)
This amount represents the salary paid to Mr. Yearian from August 14, 2006 until August 31, 2006 which is based on an annual salary amounted to US$173,424 (CA$199,109) for the financial year ended August 31, 2006.

(8)
The compensation information for UK resident has been converted from British Pound to U.S. dollars based upon an average foreign exchange rate of £1.9566 = US$1.00 for 2007, £1.7918 = US$1.00 for 2006 and £1.8464 = US$1.00 for 2005, for the conversion from U.S. dollars to Canadian dollars, please refer to note 1 above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(9)	Mr. Firhoj also received an amount of US$690 (CA$615) for untaken vacations during the financial year ended August 31, 2007.
(10)
This amount represents the salary paid to Mr. Gonzalez from September 1st, 2006 until March 1st, 2007 which is based on an annual salary amounted to US$258,789 (CA$290,232) for the financial year ended August 31, 2007.

Other than its Long-Term Incentive Plan, Deferred Share Unit Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans for its directors, officers and employees.

Deferred Profit Sharing Plan

The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% until May 31, 2005 and 2% from June 1, 2005 of each employee’s gross salary to that employee’s individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the financial year ended August 31, 2007, the aggregate amount of contributions paid under the plan was US$419,000 (CA$470,000).  Mr. Germain Lamonde is not entitled to participate in this plan.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries.  Under this plan, the Corporation must contribute an amount equivalent to 3% of an employee’s current compensation, subject to certain legislated maximum contribution limits.  During the financial year ended August 31, 2007, the Corporation paid contributions totaling US$166,000.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2007 and as of November 1, 2007 was 26,905. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. As of November 1, 2007, there were a total of 70,195 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$389,672 (CA$442,017).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of the Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2007 and as of November 1, 2007. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Deferred Share Unit Plan” for a description of the Deferred Share Unit Plan.

During the financial year ended August 31, 2007 and as of November 1, 2007, the following DSUs were granted to the directors:

DSUs #	Weighted Average Estimated Value at the Time of Grant US$/DSU	Vesting
26,905	6.32	At the time director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2007 was 219,002 having a weighted average fair value at the time of grant of US$6.48 (CA$7.48) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2007, there were a total of 488,015 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.67 (CA$6.62) per RSU. All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last three financial years vest on the fifth anniversary date of each grant respectively in October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2007. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Long-Term Incentive Plan” for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2007, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
2,000	5.38	1/3 on each of the third, fourth and fifth anniversary dates of the grant in September 2006 (2)
1,200	5.83	50% on the third and fourth anniversary dates of the grant in September 2006 (3)
71,802	6.02
100% on the fifth anniversary date of the grant in October 2011 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (4)

25,000	6.02	1/3 on each of the third, fourth and fifth anniversary dates of the grant in October 2006 (5)
22,550	6.42	1/3 on each of the third, fourth and fifth anniversary dates of the grant in January 2007 (6)
34,250	6.42	50% on the third and fourth anniversary dates of the grant in January 2007 (7)
60,200	7.32	50% on the third and fourth anniversary dates of the grant in January 2007 (7)
2,000	7.14	50% on the third and fourth anniversary dates of the grant in July 2007 (8)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in September 2006.
(3)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in September 2006.
(4)
Those RSUs granted in the financial year ended August 31, 2007 vest on the fifth anniversary date of the grant in October 2011 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(5)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(6)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.
(7)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2007.
(8)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in July 2007.

During the financial year ended August 31, 2007, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	25,347	11.57%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	8,430	3.85%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	4,500	2.05%	6.02	1/3 on each of third, fourth and fifth anniversary dates of the grant in October 2006 (3)
Dana Yearian	6,645	3.03%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Jon Bradley	−	−	−	−
Allan Firhoj	6,145	2.81%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Allan Firhoj	15,033	6.86%	6.42	1/3 on each of third, fourth and fifth anniversary dates of the grant in January 2007 (4)
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	−	−	−	−

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2007 vest on the fifth anniversary date of the grant in October 2006 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(4)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.

Aggregated RSUs vested in Last Financial Year and Financial Year-End RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2007, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2007. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 31, 2007, which was US$6.66 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Long-Term Incentive Plan.”

Name	Securities Acquired on Vesting (#)	Aggregate Value Realized (US$) (1)	Unvested RSUs at August 31, 2007 (#)	Value of Unvested RSUs at August 31, 2007 (US$) (2) (3)
Germain Lamonde	-	-	59,913	401,417
Pierre Plamondon	-	-	53,851	360,802
Dana Yearian	-	-	11,645	78,022
Jon Bradley	-	-	4,500	30,150
Allan Firhoj	-	-	38,223	256,094
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	-	-	Cancelled (4)	Cancelled (4)

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.

(2)
The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2007 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3)	The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.
(4)	In accordance with the terms of the Long-Term Incentive Plan, unvested RSUs that had been attributed to this person were cancelled upon his departure date.

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2007. At the end of the financial year ended August 31, 2007, there were a total of 1,929,388 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$18.53 (CA$20.78). See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation” for a description of the Long-Term Incentive Plan.

Aggregated Option Exercises in Last Financial Year and Financial Year End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2007, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2007. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2007, which was US$6.66 (CA$7.07) per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation.”

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$) (1) (4)	Unexercised Options at August 31, 2007		Value of Unexercised “In-the-Money” Options at August 31, 2007 (2) (3) (4)
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)
Germain Lamonde	-	-	162,258	17,384	233,041	24,996
Pierre Plamondon	-	-	75,545	5,431	89,925	6,086
Dana Yearian	-	-	-	-	-	-
Jon Bradley	-	-	22,000	4,500	23,011	8,537
Allan Firhoj	5,188	21,093	18,000	3,478	-	3,934
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	11,118	39,437	Cancelled (5)	Cancelled (5)	-	-

(1)
The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.

(2)	“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3)
The value of unexercisable “in-the-money” options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2007 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of “in-the-money” options.

(4)	This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2007 of 1.056.
(5)	In accordance with the terms of the Long-Term Incentive Plan, unexercised options that had been attributed to this person were cancelled upon his departure date.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2007, 26,905 Deferred Share Units (and as of November 1, 2007) and 219,002 Restricted Share Units were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9.1% of the total and outstanding voting shares as of November 1, 2007. Therefore, as of November 1, 2007 the number of Subordinate Voting Shares reserved for future issuance is 3,060,490.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options and RSUs.  In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options and RSUs.

The Corporation also has employment agreements with Mr. Pierre Plamondon, Mr. Jon Bradley, Mr. Allan Firhoj and Mr. Dana Yearian.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Telecom Sales - Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Telecom Sales - International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Allan Firhoj, the Vice-President and General Manager, Life Sciences and Industrial Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Firhoj’s employment without cause, Mr. Firhoj will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Firhoj’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

Members of the Human Resources Committee

During the financial year ended August 31, 2007, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined by the Canadian Securities Administration Guidelines.

Human Resources Committee Mandate

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Committee also evaluates and makes recommendations to the Board regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan.  The Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholder interests. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2006 to August 31, 2007.

Since September 1, 2006, the Human Resources Committee held five (5) meetings prior to November 1, 2007, which were attended by all the members of the Committee, except Mr. Thompson who was absent at three (3) meetings and Mr. Marcouiller who was also absent at one (1) meeting.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: A significant proportion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of Corporation results relative to the results of peers.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

The key elements of the Corporation’s 2007 executive compensation program were Base Salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan.  To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2007 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the median compensation offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each senior officer on an annual basis and recommends that the Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides senior executives with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2007 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for 2007 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, has a short term incentive target of 50% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, has a short term incentive target of 35% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Vice-President and General Manager, Life Sciences and Industrial Division, Mr. Allan Firhoj, has a short term incentive target of 30% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Measure (1)	Weighting Mr. Lamonde and Mr. Plamondon	Weighting Mr. Firhoj
Sales	35%	30%
Earnings	15%	25%
Gross margin	25%	25%
Customer satisfaction (quality and on time delivery)	25%	20%
Personal objectives (multiplier)	0% - 125%	0% - 125%

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

Our Vice-President, Telecom Sales - International, Mr. Jon Bradley, and Vice-President, Telecom Sales - Americas, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (SIP). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on sales quotas achievements.

Long-Term Incentive Compensation

Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. As disclosed under the caption ‘’Restricted Share Unit Grants in Last Financial Year’’, the Named Executive Officers were granted RSUs during the last fiscal year. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grant mentioned above.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2007, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Any option issued is non-transferable. At the end of financial year ended August 31, 2007, there were a total of 1,929,388 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$18.53 (CA$20.78).

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2007, there were a total of 488,015 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.67 (CA$6.62) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.1% of the Corporation’s issued and outstanding voting shares as of November 1, 2007.  The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors and employees vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last three financial years vest on the fifth anniversary date of each grant respectively in October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2007:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	9.31%	9.05
Board of Directors (five individuals)	194,375	10.07%	6.23
Management and Corporate Officers (eight individuals)	212,139	11.00%	14.49

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2007:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	59,913	12.28%	5.28
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	236,185	48.40%	5.25

Compensation of Chief Executive Officer

In establishing Mr. Lamonde’s compensation for the year ending August 31, 2007, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2007, Mr. Lamonde’s compensation was adjusted accordingly.

In the financial year ended August 31, 2007, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure (1)	Weighting ALL
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Personal objectives (multiplier)	0% - 125%

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

Mr. Lamonde’s bonus is payable in the same proportion at which the Corporation attains such objectives.  When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee directors with those of the Corporation’s shareholders.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.  The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share.  When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.1% of the total issued and outstanding voting shares.

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2007:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Estimated Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	70,195	100%	5.55

Restricted Stock Award Plan

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

The effective date of the RSAP was December 20, 2000.  The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000.  However, the administration of the RSAP did continue until all awards of Restricted Shares have been forfeited or settled.  The aggregate number of shares subject to the RSAP was 360,000.  Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The last vesting occurred on December 20, 2004; the Human Resources Committee administered the RSAP until that date. Therefore the administration of the RSAP terminated on December 20, 2004.

Awards of Restricted Shares were subject to forfeiture and restrictions on transfer until the Restricted Shares became vested at which point a stock certificate was issued to a participant with respect to the number of vested shares, which are then freely transferable.  Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares became fully vested and was no longer subject to forfeiture.  However, the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares were forfeited.  However the RSAP provided discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances rendered such action appropriate.  During the financial year ended August 31, 2005, EXFO Burleigh Products Group Inc. was required to lay off the remaining of the participants (excluding a few that were transferred to our other offices) as a result of a consolidation due to a sharp downturn in its market.  The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of options under the Long-Term Incentive Plan is not feasible in the opinion of the Corporation.  The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant.  No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions.  Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights vest at a rate of 50% annually commencing on the third anniversary date of the grant in October 2007. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results.  All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.  Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause).  In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any stock appreciation right lapses 6 months after the date of death.

Compensation Plan Control and Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required.  During the fiscal year ended August 31, 2007, this practice continued and certain compensation adjustments that became necessary were made.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

By the Human Resources Committee:

Michael Unger, Chairman
Pierre Marcouiller
Guy Marier
David A. Thompson
André Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P/TSX Stock Index for the five (5) years period commencing August 31, 2002 and ending August 31, 2007.

The Corporation’s Stock Performance
(August 31, 2002 to August 31, 2007)

350
300
250
200
150
100
50
0
8/31/2002
11/30/2002
2/28/2003
5/31/2003
8/31/2003
11/30/2003
2/29/2004
5/31/2004
8/31/2004
11/30/2004
2/28/2005
5/31/2005
8/31/2005
11/30/2005
2/28/2006
5/31/2006
8/31/2006
11/30/2006
2/28/2007
5/31/2007
8/31/2007
EXF100
S&P/TSX/100

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$165,000 from September 30, 2007 to September 30, 2008, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$250,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Recent Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2007 Annual Information Form in Form 20-F available as described below.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We updated and adopted in March 2005 a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We also adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2007 Annual Information Form in Form 20-F (also filed with the SEC), which will be available on or before November 29, 2007 and which may be obtained upon request from our Corporate Secretary or at www.sedar.com, will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.EXFO.com as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839:

(a)
one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report for the year ended August 31, 2007. The Annual Report containing the consolidated audited financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders with the Notice of Meeting and this Management Proxy Circular.  Additional copies of the Annual Report are available on SEDAR at www.sedar.com and may be obtained free of charge from the Corporation upon request and will be available at the Meeting.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2007.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines	EXFO Electro-Optical Engineering’s Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre Marcouiller Mr. Guy Marier Mr. André Tremblay Dr. David A. Thompson Mr. Michael Unger
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and a majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of directors are independent (5 out of 6).
(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Michael Unger is a director of Tundra Semiconductor Corporation, a publicly listed corporation of Ottawa, Ontario, Canada. Pierre Marcouiller is a Director of Canam Group Inc., a publicly listed corporation of Saint-Georges de Beauce, Quebec, Canada.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2006 and prior to November 1, 2007, three (3) meetings of independent Directors without management occurred.

(f)  Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board is not an independent director. During the financial year ended August 31, 2002, the Board of Directors designated Mr. Michael Unger to act as the independent “Lead Director” and in January 2007, Mr. Guy Marier was designated to act as the independent “Lead Director” in replacement of Mr. Unger.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of EXFO’s ongoing commitment to good corporate governance. The Lead Director will namely:
•  provide independent leadership to the Board;
•  select topics to be included in the Board of Directors meetings;
•  facilitate the functioning of the Board independently of the Corporation’s management;
•  maintain and enhance the quality of the Corporation’s corporate governance practices;
•  in the absence of the Executive Chair, act as chair of meetings of the Board;
•  recommend, where necessary, the holding of special meetings of the Board;
•  serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•  manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and Business Conduct Policy;
•  work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board each year.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2007:
Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
Marcouiller, Pierre	5 of 6	3 of 4	3 of 4	3 of 3	82%
Marier, Guy	6 of 6	4 of 4	4 of 4	3 of 3	100%
Thompson, David	5 of 6	n/a	2 of 4	2 of 3	69%
Tremblay, André	6 of 6	4 of 4	4 of 4	3 of 3	100%
Unger, Michael	6 of 6	4 of 4	4 of 4	3 of 3	100%
Attendance Rate:	94%	94%	85%	93%	92%

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
(a) Assuring the integrity of the executive officers and creating a culture of integrity throughout the organisation.

The Board is committed to maintaining the highest standards of integrity throughout the organisation. Accordingly, the Board adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on EXFO website at www. EXFO.com to all employees and formerly distributed to every new employees of the Corporation.

(b) Adoption of a strategic planning process

The Board provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

(c) Identification of principal risks and implementing of risk management systems	The Board works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
(d) Succession planning including appointing, training and monitoring senior management

The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

(e) Communications policy

The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting and Internal Legal Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

(f) Integrity of internal control and management information systems
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behaviour. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g) Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board updated and adopted in March 2005 the following policies to fully comply with these responsibilities:

•  Audit Committee Charter*;

•  Board of Directors Corporate Governance Guidelines*;

•  Code of Ethics for our Principal Executive Officer and Senior Financial Officers*;

•  Disclosure Guidelines;

•  Ethics and Business Conduct Policy*;

•  Human Resources Committee Charter*;

•  Securities Trading Policy;

•  Statement on Reporting Ethical Violations (Whistle Blower)*;

•  Policy Regarding Hiring Employees and Former Employees of Independent Auditor*.

The Board also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on EXFO website at www.EXFO.com.
* available on EXFO website at www.EXFO.com.

(h) Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials

The Board is also responsible for the establishment and functioning of all Board committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3. Position Descriptions

(a)  Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board remains the responsibility of the Board. Accordingly, the chair of the Board, of the Audit Committee and of the Human Resources Committee will namely:

•  provide leadership to the Board or Committee;

•  ensure that the Board or Committee can perform its duties in an effective and efficient manner;

•  facilitate the functionary of the Board or Committee;

•  promote best practices and high standards of corporate governance.

(b)  Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4. Orientation and Continuing Education

(a)  Briefly describe what measures the board takes to orient new directors regarding

(i)  the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

The Human Resources Committee Charter foresees that the Human Resource Committee maintain an orientation program for New Directors.

Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b)  Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education programs for Directors.
5. Ethical Business Conduct

(a)  Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i.  disclose how a person or company may obtain a copy of the code;

ii.  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website at www. EXFO.com.

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2007 with respect to any conduct constituting a departure from our Code of Ethics.

(b)  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.

The Board adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Michael Unger.

The Human Resources Committee Charter namely foresees:

•  The Committee to identify individuals qualified to become members of the Board, to conduct background checks respecting such individuals, to recommend that the Board select the director nominees for the next annual meeting of shareholders;

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Michael Unger.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources Committee Charter namely foresees:

•  The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers;

•  The Committee to review and approve, on behalf of the Board of Directors (“the Board”) or in collaboration with the Board as applicable, on the basis of the attribution authorized by the Board, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s Long-Term Incentive Plan or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board;

•  The committee to recommend to the Board from time to time the remuneration to be paid by the Corporation to Directors;

•  The Committee to make recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans.

(d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2004, the Corporation hired Mercer Human Resource Consulting to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer completed mandates on the following topics in 2006:

•  Job classification structure & salary scales (Define Job positions vs. comparable market including salary scale);

•  Development of compensation management policies & practices (to manage employee progression through the salary scale).

In 2007, Mercer Human Resource Consulting and AON had conducted a full market analysis for Corporate executive compensation plan.  Both companies provide data regarding market competitive annual base salary increases and also data regarding annual bonus.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board has no other standing committee.

9.  Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board’s performance on an annual basis.